SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
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                        AMERICAN ACCESS TECHNOLOGIES INC.
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                 (Name of small business issuer in its charter)

        Florida                      3661                      59-3410234
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(State of Incorporation) (Primary Standard Industrial (IRS Employer I.D. Number)
                             Classification Number)


         37 Skyline Drive, Suite 1101, Lake Mary FL 32746 (407) 333-1446
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          (Address and telephone number of principal executive offices)

         37 Skyline Drive, Suite 1101, Lake Mary FL 32746 (407) 333-1446
         ---------------------------------------------------------------
                    (Address of principal place of business)
                             John Presley, President
                       American Access Technologies, Inc.
                          37 Skyline Drive, Suite 1101
                               Lake Mary, FL 32746
                                 (407) 333-1446
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            (Name, address and telephone number of agent for service)
                                   Copies to;

                           Joel Bernstein, Esq., P.A.
                            11900 Biscayne Blvd. #604
                                 Miami, FL 33181
                                 (305) 892-1122
                               Fax:(305) 892-0822

         Approximate date of proposed commencement of sale to the public: From time to time after the Registration Statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

                         CALCULATION OF REGISTRATION FEE
========================================================================================================================
Title of each class of        Amount of shares to   Proposed maximum offer   Proposed maximum           Amount of
securities to be registered   be registered         price per unit (1)       aggregate offering price   registration fee
------------------------------------------------------------------------------------------------------------------------
Common stock                  5,085,404             $3.50                    $17,798,914                $4698.91
========================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee based upon the average of the bid and asked price in the over the counter market on May 26, 2000.

         Pursuant to Rule 416 under the Securities Act of 1933, there are also being registered such indeterminate number of additional shares of common stock as may be issuable upon the exercise of the common stock purchase warrants described herein pursuant to the anti-dilution provisions thereof.

         American Access hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Acts of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                            - - - - - - - - - -
                                [GRAPHIC OMITTED]          | The date of this  |
                                                           |  Prospectus is    |
                                                           |  June 6, 2000     |
                                                            - - - - - - - - - -



                             American Access common
                             stock is traded on the
                          NASDAQ Small Cap Market under
                                 the symbol AATK

                        5,085,404 Shares of Common Stock

These shares of common stock are being offered by Crescent International Ltd., one of our current shareholders. We issued the shares, or reserved the shares for issuance, to Crescent in connection with investments made in American Access in May 2000.

The selling shareholder may sell the shares covered by this Prospectus on the Nasdaq Stock Market and in ordinary brokerage transactions, in negotiated transactions or otherwise, at prevailing market prices at the time of sale or at negotiated prices, and may engage a broker or a dealer to sell the shares. For additional information, you should refer to the Plan of Distribution section of this Prospectus. The selling shareholder may be deemed to be an underwriter within the meaning of the Securities Act in connection with the sale of its shares. We will not receive any proceeds from the sale of the shares, but will bear the costs relating to the registration of the shares.



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    Investing in the common stock involves a high degree of risk. You should consider carefully the risk factors beginning on Page 4.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
    DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

Our company

            American Access manufactures, develops and sells products that place telecommunications equipment in office buildings, hospitals, convention centers, schools, and any building in need of an efficient system to route information. Our zone cabling termination cabinets are used to house and mount telecommunications equipment in ceilings, floors and in modular office furniture. Cables and wires that allow computers, telephones and fax machines to work are also plugged into this cabinet, saving users over time up to 70% of the cost to install, move, add and change the office layout. Our wholly-owned subsidiary, Omega Metals, Inc. is a metal fabricating company with the capabilities for fine finish work, such as powder coating. We are building a Business-to-Business e-commerce site to market telecommunications products on the Internet.

RISK FACTORS

            Except for historical information, the information in this prospectus and in our SEC reports contains forward-looking statements about our expected future business and performance. Our actual operating results and financial performance may prove to be very different from what we might have predicted as of the date of this prospectus.

            We have a short operating history by which you can evaluate our business and prospects

            We were incorporated in October 1996 and have a limited operating history from which to evaluate our business and prospects. Our operating results in the future will be subject to all of the risks and uncertainties inherent in the development and maturation of a business. We have only owned Omega Metals since we acquired it in November 1998.

Our products may not be commercially successful

            To date, we have only sold limited amounts of our products in the commercial marketplace. To be successful, we will have to sell more of our products. However, for several reasons, we may not be able to generate increasing sales. Potential customers may not be able to see the advantage of using our products over the traditional way of cabling telecommunications products. Our competitors could introduce products that are more economical to use, or that have better features, making them more attractive to buyers.

Our competitors may be better able to market their products

            The markets for our products are highly competitive and subject to rapid change. These markets are sensitive to the introduction of new products and the enhancement of existing ones. Industry participants also aggressively market their products.

            Competitors may be developing technologies or products which may be similar or superior to ours. These competitors may have a better ability to market their products.

            In order to effectively compete, we need to make our business grow . By generating greater revenues, we will have the resources to develop new products in response to new technology. We will be able to meet customer demands, and to sell products in a broad distribution channel. We cannot assure that we will be able to grow sufficiently to compete effectively in this marketplace.

We have had a history of operating losses and this may continue to be the case

            Our expenses are currently greater than our revenues. Our ability to operate profitably depends on increasing our sales and achieving sufficient gross profit margins. We cannot assure you that we will operate profitably.

If we lose our key personnel, our business and prospects may be adversely affected

            We only have a few key officers and directors. If any of them should leave our company, this could have an adverse effect on our business and prospects.

Competitors may copy our products

            Although we have received patents in the United States on aspects of our products, competitors may not be prevented from developing products substantially equivalent to ours. Patent litigation entails high costs and can take a long time. Therefore, our patent position may not prevent competition.

Additional shares could depress our stock price

            If our stockholders sell substantial amounts of our common stock in the public market (including shares issued upon the exercise of outstanding warrants and shares sold in our May 2000, stock purchase agreement) , the market price of our common stock could fall.

The arrangement with the selling shareholder could cause dilution of existing shareholders

            As described in "The Selling Shareholder", we have entered into a Stock Purchase Agreement with Crescent International Ltd. under which we can, at our option, issue shares of our Common Stock to Crescent for a total purchase price of $15,000,000. The purchase price per share under the Agreement is equal to 92% to the average of the lowest three consecutive bid prices of our Common Stock during the 22 trading days preceding the date of issuance. To date, we have issued 406,278 shares under this Agreement, for a total purchase price of $1,900,000.

            In addition to the built-in discount, the transaction may be dilutive of existing shareholders if the market price of the Common Stock decreases, because the purchase price under the Stock Purchase Agreement decreases as well. For example, if the market price were to fall to $3.00 per share, and the Company were to elect to issue additional shares under the Agreement, the purchase price per share would be $2.76 per share, and the maximum number of shares issuable for the remaining would be 4,746,377.

            In addition, Crescent International Ltd. holds two warrants issued in connection with the Stock Purchase Agreement. The first is a five-year "incentive warrant" that permits Crescent International Ltd. to purchase up to 128,000 shares at an exercise price of $7.0149 per share. The other warrant, an "early put warrant", permits Crescent to purchase shares at $.01 per share if the market price of the Common Stock is less than $4.6766 per share on the date the Registration Statement (of which this prospectus is a part) is declared effective by the Securities and Exchange Commission. The number of shares issuable under the early put warrant is based on a formula designed to ensure that the value of the 406,278 shares issued under the Stock Purchase Agreement when increased by the value of any shares issuable upon exercise of the warrant, equals $1,900,000 on the date the Registration Statement (of which this prospectus is a part) is declared effective by the Securities and Exchange Commission. Thus, for example, if the market price of the Company's Common Stock were to decline by 25% from the original $4.6766 purchase price, to a market price of $3.507 per share, the warrant would be exercisable to purchase 135,496 shares. (See "The Selling Shareholder").

            Under the terms of the Stock Purchase Agreement, the Selling Shareholder may not acquire more than 9.9% of our outstanding shares of Common Stock. The issuance of additional shares of Common Stock to Crescent International, Ltd., as well as subsequent sales of shares of Common Stock in the open market, may cause the market price of the Commons Stock to fall; and might impair our ability to raise additional capital through sales of equity or equity-related securities.

Potential lack of liquidity

            Our common stock trades on the Nasdaq Small Cap Stock Market. Small cap stocks generally attract a smaller number of investment bankers and a less active public market, and may be subject to significant volatility

USE OF PROCEEDS

            The shares being sold with this prospectus are being sold by selling security holders. American Access will not receive the proceeds of any sales.

MARKET FOR SECURITIES

            American Access' common stock is traded on the Nasdaq Stock Market, under the symbol AATK. Prior to April 13, 1999, the company's common stock was traded in the over-the-counter market included in the NASD Electronic Bulletin Board under the symbol AATK.

            The following is the range of high and low bid prices for the company's common stock for the periods indicated:

                       High        Low                   High          Low           High          Low
                          Year Ending                       Year Ending                 Year Ending
                       December 31, 1998                 December 31, 1999           December 31, 2000
                       ------------------                -------------------        --------------------
1st Quarter            $12.25    $11.00                  $21.50      $17.25          $17.00       $5.75
2nd Quarter            $18.50    $12.25                  $22.75      $17.5625                *
3rd Quarter            $21.50    $19.00                  $18.875     $ 6.00                  *
4th Quarter            $20.50    $17.75                  $ 8.25      $ 4.25                  *

            The above represents inter-dealer quotations which do not include retail mark-ups, markdowns, or commissions, and do not necessarily represent actual transactions. About 2,350 investors were record holders of American Access common stock on May 15, 2000.

DIVIDEND POLICY

             American Access has not paid any dividends on its common stock, and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors intends to follow a policy of retaining earnings, if any, to finance the growth of the company. The declaration and payment of dividends in the future will be determined by the Board of Directors in light of conditions then existing, including the company's earnings, financial condition, capital requirements and other factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATION

Overview

         American Access was formed in October 1996 to acquire the assets of Vic Murray and Associates, Inc. American Assets purchased VMA to obtain the pending patent for the Zone Cabling Termination Cabinet, which the company has since developed and marketed.

         Shortly after the acquisition of VMA, American Access decided to discontinue the operations and business activities of VMA, which was a manufacturer's representative of various products. Today, we develop, design, and manufacture products for the telecommunications industry. Our cabling cabinets store and efficiently distribute the wiring for computer, telephone, and television systems installed in office buildings, hospitals, schools, conventions centers, and any building that needs an efficient system to route information.

         In November 1998, American Access acquired Omega Metals, Inc., a precision sheet metal fabrication operation, which has and will continue to provide product prototyping, manufacturing, assembling and packaging operations to the company. Omega operates as a wholly owned subsidiary with independent sales and manufacturing . The company for $80,000 acquired six acres adjacent to Omega's north Florida site for a plant expansion to 67,500 sq. ft. The capital cost of $450,000 to complete this expansion, was funded from cash flows and working capital.

          The company also acquired in August, 1999 the assets of Genco, Inc., a manufacturer of generator covers. A powder coating system was added at the expanded plant, to facilitate custom coating jobs.

         The company also in January 2000 entered into a letter agreement with Vulcan Microsystems, Inc. for a joint venture in which Vulcan would contribute its expertise in building a state-of-the-art Business to Business e-commerce portal, which would facilitate the distribution of zone cabling products and other manufacturers' products used in telecommunications projects. The terms of the agreement are the subject of ongoing negotiation. The Company has utilized other available resources to maintain the project schedule, in which the site debuts in summer, 2000.

         The following discussion and analysis should be read in conjunction with a discussion about risk factors and the consolidated financial statements of the company, included elsewhere in this report.

RESULTS OF OPERATIONS
Fiscal 1999 compared to Fiscal 1998

Revenues

         Revenues for the year ended December 31, 1999 increased by $311,479 to $5,247,683 as compared to $4,936,204 for the year ended December 31, 1998. Sales of zone cabling termination cabinets more than doubled in 1999.

Costs and Expenses

         Direct costs for the year ended December 31, 1999 represented 43.8% of revenues. For the year ended December 31, 1998 these costs represented 45.7% of revenues.

         Compensation and related benefits expenses decreased by $280,971 to $1,134,502 for the year ended December 31, 1999. These costs totaled $1,415,473 for the year ended December 31, 1998. There was an increase in staff and related expenses, but this was more than offset by the reduction of year end bonus paid to the former owner of Omega Metals Inc. of $782,300 in 1998.

         Selling, general and administrative expenses for the year ended December 31, 1999 amounted to $2,701,705. This was an increase of $1,040,226 over the December 31, 1998 amount of $1,661,479. This increase was a result of the company's continuing effort to market and sell its products. Marketing, trade shows, commissions and sales representative costs increased approximately $300,000. The office facilities and operations were also expanded in 1999. This expansion increased office rent, insurance and office supplies by approximately $225,000. There were also increased costs of approximately $325,000 in legal and accounting, amortization, shop supplies and freight.

         Stock-based compensation was $616,000 for the year ended December 31, 1999. Notes 13 and 14 to the consolidated financial statements provide a detailed explanation of this item. The company did not have any stock-based compensation in 1998.

Quarter ended March 31 2000 compared to quarter ended March 31, 1999

         Revenues for the three months ended March 31, 2000 increased by $220,354 or 17.1% to $1,510,416 as compared to $1,290,062 for the three months ended March 31, 1999. American Access Technologies Inc. and Omega Metal Inc. both had increases in revenues in the first quarter ended March 31, 2000.


COSTS AND EXPENSES

         Direct costs represent the cost incurred by the Company to have its products manufactured and assembled. These costs represented 50.06% of revenues for the three months ended March 31,2000, and 38.9% of revenues for the three months ended March 31, 1999. The increase in the direct costs is mainly attributed to sales of generator enclosures representing 45% of the parent's revenues in the first quarter. These sales were for fulfillment of the previous owner Genco Inc. commitments and quotes. Future sales of these enclosures should result in greater profit margins.

         Selling, general and administrative expenses increased by $391,035 to $1,067,611 for the three months ended March 31, 2000 compared to $676,576 for the three months ended March 31, 1999. This increase was the result of costs associated with the continued development growth of the company including marketing and promotion, management costs, and professional fees associated with the required filings. Approximately $200,000 of this increase was for consulting costs in connection with the development of a business- to-business e-commerce Internet portal. The site is being developed under a joint venture arrangement with Vulcan Microsystems, which is further discussed in Part II, Other Information.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash [used] by operating activities was [$1,201,041] and [$391,889] for the years ended December 31, 1999 and 1998 respectively. Net cash [used] by operating activities during the year ended December 31, 1999 primarily consisted of net losses, increases in accounts receivables, inventories and prepaid expenses, offset by depreciation and amortization, common stock and warrants issued for services, realized/unrealized losses on investments and increases in accounts payable. Net cash [used] by operating activities during the year ended December 31, 1998 primarily consisted of net losses, increase in accounts receivable, offset by depreciation and amortization, gains on sales of investments and equipment, decrease in income tax refund receivable and decreases in inventories.

         Net cash provided by investing activities for the year ended December 31, 1999 was $408,407. Funds provided mainly consisted of sales of investments of $1,791,871 less amounts used for the acquisition of property and equipment totaling $1,354,610. In the preceding year ended December 31, 1998, net cash [used] by investing activities was [$3,285,999]. The company used $85,635 to purchase equipment, $4,281,803 for the acquisition of investments and $500,000 in notes receivable, offset by funds provided from the sale of investments of $1,450,073.

         Net cash provided by financing activities was $868,967 for the year ended December 31, 1999, and $3,677,531 for the year ended December 31, 1998. In the year ended December 31, 1999, the company received proceeds of $1,973,000 from the sale of common stock. The company utilized $222,190 to reduce the line of credit and $881,843 for the purchase of treasury stock. For the year ended December 31, 1998, the company received proceeds of $480,000 from the sale of common stock, $4,262,180 from the sale of preferred stock, $296,002 from the line of credit. The company utilized $100,000 to reduce notes payable, $1,256,625 in payments on capital lease obligations, which eliminated high interest rates up to 14%, and the remaining amounts were used to finance the company's business operations and investing activities.

         The company's operating and capital requirements in connection with its operations have been and will continue to be significant. Based on its current plans, the company anticipates that revenues earned from product sales will be the primary source of funds for operating activities. The company believes that revenues in addition to existing cash and cash equivalents, in addition to bank borrowing, the exercise of warrants and the purchase of common stock, will be sufficient to meet its basic capital and liquidity needs for the next 12 months, but additional capital is being sought to fund the operations of new projects, such as the joint venture the company entered in January for the construction and maintenance of a B2B portal. The company also believes that cash required to fulfill purchase orders will be available through bank borrowing or factoring, if required. The company's primary customers are substantial corporations with credit ratings that will support such credit arrangements.

         Quarter ended March 31 2000 compared to quarter ended March 31, 1999

The Company's operating activities utilized cash of $547,358 during the three months ended March 31, 2000 as compared to utilizing cash of $48,212 during the three months ended March 31, 1999.

         The Company's operating and capital requirements in connection with its operations have been and will continue to be significant. Based on its current plans, the Company anticipates that revenues earned from product sales will be a source of funds for operating activities. The Company believes that revenues in addition to existing cash and cash equivalents from proceeds of its May 2 private offering, will be sufficient to meet its capital and liquidity needs for the next 12 months. The Company also believes that cash required to fulfill purchase orders will be available through bank borrowings or factoring, if required. The company's primary customers are substantial corporations with credit ratings that will support such credit arrangements.

         Management's plans include the following:

o Although sales of zone cabling products more than doubled in 1999, over 1998, the company posted a net loss in 1999 that we attribute to three factors: an inadequate sales and marketing effort; a training school that would ultimately prove to be unprofitable; a system of compensation by stock and warrants for services that is not the most beneficial to the company or to the employee. We have already made changes in operations to rectify our net loss.

o The company has revamped its sales strategy. We have replaced a costly campaign that was based solely on channel distribution. Our new team of regional managers and project managers, coordinated by a vice president of sales, spend more field time working as support for our distributors, Value Added Resellers, and end-users. We determined that our distributors and end-users knew little about the value of using our products, so we put a premium on educating our team and our representatives in the merits of zone cabling. We realize that our competition is actually `the old way of doing things'. Part of our new strategy is education about the benefits of zone cabling over traditional home run cabling.

o We will also market through our B2B e-commerce portal, currently under construction.

o Our President and Vice President of Sales continue to meet with Herman Miller Inc. to ensure a smooth and effective rollout of our joint marketing project.

o The company has streamlined bookkeeping procedures and taken its loss in 1999 for endeavors that may have been good ideas, but that we do not think would be ultimately profitable, such as the BICSI training school.

o The company completed all capital expenditures in 1999. We have moved from an acquisition and expansion phase into one of focused growth for sales and revenue. Our purchase and expansion of Omega Metals, our acquisition of the assets of Genco, Inc., our implementation of a powder coating system all are in place. We remain virtually debt free and have the capacity for the manufacture of American Access products and other metal fabricating jobs with potential revenues three times our current revenues. The combined operation provides a greater diversification of facilities and equipment

o American Access in 2000 implemented a Qualified Stock Option Incentive Plan for Employees and Directors. The plan must be approved by shareholders at the 2000 annual meeting. The plan eliminates some audited treatment of stock warrants that contributed to our loss in 1999. It is also more beneficial to the employee as incentive to make the company grow profitably.

o The company has entered into a Stock Placement Agreement through which it can acquire additional working capital as needed. Between October 1, 1998 and December 10, 1998 the company entered a $5 million private placement of its Series A 10% Senior Convertible Preferred Stock. All shares as of April 11, 2000 have been converted to common stock and sold on the open market. Nevertheless, the company continues to be subject to a number of risk factors, including the uncertainty of market acceptance for its product line, the need for additional funds, competition, technological obsolescence and the difficulties faced by young companies in general.

SUBSEQUENT EVENTS

         During the first quarter of 2000, the company entered into a joint venture arrangement with Vulcan Microsystems for the creation of a business-to-business e-commerce Internet site. The terms of the agreement are subject to ongoing negotiation, but the Company is utilizing other resources to ensure that the site is up according to schedule.

OUR BUSINESS

Our background

         American Access founder, Victor E. Murray, began working in the electrical, cable and industrial supply business in 1945, forming strong relationships with electrical engineers, electrical contractors, municipalities, power companies and distribution companies, eventually opening his own company in 1977.

         Murray seized an opportunity to evaluate industry needs after the break-up of the AT&T monopoly, when thousands of technology, service and equipment companies began to develop revolutionary telecommunications products and services. Simultaneously, the computer industry rapidly evolved, creating even more opportunities.

         Murray decided to specialize in wire management for Voice, Data, Fiber Optic, CCTV and CATV applications. With the birth of new and revolutionary high speed telecommunications technology and equipment, wiring and wire management would become a critical part of telecommunications. American Access is gaining a reputation as an innovator in the field of wire management, having consulted on, designed and supplied product for a wide range of building projects..

         We acquired the assets of Omega Metals, Inc., in November 1998. Omega is a wholly-owned subsidiary that manufactures our zone cabling cabinets along with independent metal fabricating jobs.

         In August, 1999, we purchased the assets of Genco, Inc., a generator cover manufacturer.

         In January 2000, American Access expanded its traditional marketing focus by entering into a joint venture with Vulcan Microsystems, Inc. to create a Business to Business e-commerce portal. We plan to market telecommunications systems on the Internet, as a distributor for companies that manufacture products related to cabling infrastructure. On our site, AATK.com, architects, engineers, and systems designers eventually should be able to facilitate many telecommunications projects. Our plan included the ability for contractors to bid jobs. Systems, which may or may not include zone cabling, would be able to be ordered from our B2B site, building more profit into our company. A preliminary site is scheduled to debut in June 2000.

         Our powder coating system has been operational since March 2000, and is expanding our customer base by allowing us to offer a state-of-the-art finish to metal fabricating jobs.

         We have a partnership agreement with Herman Miller, Inc., a leading manufacturer of modular office furniture systems. We developed zone cabling solutions encased in select units of Herman Miller furniture. Herman Miller sells the concept of zone cable distribution to markets it developed over the past 30 years, which is an immediate entrance for American Access into the boardrooms of the Fortune 1000 companies. The roll-out with Herman Miller began April 12, 2000.

         Industry leaders are now addressing the need for new and faster cabling methods and equipment. These companies, industry associations and individual experts have joined together to create revolutionary standards. Companies such as Lucent Technologies, Sun Microsystems, Ortronics, AT&T, Krone, Belden, Siecor, Hubbell, Leviton Telcom, and American Access Technologies, Inc., have joined with various organizations that set industry standards. Together they are developing and introducing innovations in wire/cabling design and routing. This partnership is providing for efficient transmission of telecommunication signals into the zone in which it is needed. The method of zone cabling is called Open Office Architecture.

         Open Office Architecture is endorsed under Telecommunications Systems Bulletin 75, by the American National Standards Institute, the Telephone Industry Association and the Electrical Industry Association. The purpose of this design is to locate the bundled cables closer to the individual workstations.

Background for product development

            Until now, wire management systems have not evolved as rapidly as the telecommunications industry. Industry leaders began to realize that with the advent of technologically advanced equipment, systems, new methods of conveyance, and the demand for connection to the Internet the established methods of wiring and wire management were outdated.

            Telecommunication wiring originates outside the building and is routed into the building through either an underground, direct buried or aerial facility. The wiring is then distributed to each floor of a building through areas known as telecommunications closets. From the closets, all wiring is sorted and distributed as needed to all the workers' stations on that floor. Every workstation, where phones, computers and fax machines are located, is required to have two horizontal cables running from it to the telecommunications closet. This traditional method of wiring is called star topology. It provides very little flexibility when wires and cables need to be rerouted as additions or changes are made at a workstation.

            The telecommunications closet is located in a common area within each floor. The cables distributed from it could be as far as 295 ft. (90 meters) away from each workstation. For voice wiring, the maximum main cable length is 800 meters. This illustrates that a massive amount of wire is required for telecommunications. It is not unusual for a 40-story building to have 200-300 miles of wiring. To meet the many industry standards and regulations, the old method of cable distribution in an office environment requires very expensive modular furniture to help route the miles of wires. In some applications, even modular furniture may not meet industry guidelines. American Access products meet industry standards and are specially designed solutions to cabling problems.

            Today, we all rely on staying in touch. People communicate more with computers, phones and fax machines. To accommodate the growing telecommunications industry, more cables and wires must be run to carry voice, data, and video images faster, cheaper, cleaner, in longer runs, and using less space. At the same time, future additions and changes to a system must be considered. Old methods of wiring require that a new line of cable be run from the user's desk, or workstation, back to the telecommunications closet for each and every change. Our enclosure, the Zone Cabling Termination Cabinet, eliminates the need for those new lines by placing the telecommunications equipment close to the workstation and in an inconspicuous location.

            Industry leaders have realized the need for new cabling methods and equipment. These companies, industry associations, and individual experts have joined to create revolutionary standards. Companies such as Lucent Technologies, Ortronics, AT&T, Krone, Belden, Siecor, Hubbell, Leviton Telcom, Superior Modular Products and American Access Technologies, Inc. have joined with various organizations that set industry standards. Together we are developing and introducing innovations in wire/cabling design and routing. This partnership provides for efficient transmission of telecommunication signals into the zone in a building where it is needed. This zone cabling is called Open Office Architecture.

            Zone cabling is used in open office areas, hotels, convention centers, entertainment and theme parks, hospitals, government buildings, schools, industrial complexes, data centers, banks, and any other area where a flexible cable layout is required to support a changing or growing network for communicating information.

AMERICAN ACCESS PRODUCTS

            The American Access product line capitalizes on the need for zone cabling solutions. Our cabinets provide efficiency and flexibility, and are the only fire-rated and Underwriter's Laboratories approved systems in the industry.

            In 1996, we consulted with many of the leading telecommunications specialists and engineers. All were in agreement. No one had developed a device that met all of the industry standards and could effectively and efficiently be used to house and route telecommunications cables and wires. However, some sort of device was absolutely required to complete the Open Office Architecture design. American Access researched and verified that no such enclosure existed. In fact, our research revealed that no one was even developing such a device.

            We designed an enclosure to house and distribute telecommunications wiring and equipment in buildings. This enclosure is called a Zone Cabling Termination Cabinet. We currently hold a patent pending for this cabinet that may be installed in the ceiling, above the ceiling, on or in the wall or in the floor structure. The ceiling unit fits into the suspended ceiling, providing easy access to the wires and cables running to each workstation. Less cable is used. Installation is easier and quicker, causing fewer disruptions and down time for office workers. The floor and modular furniture units provide the same solution as our ceiling unit installations. Our modular furniture unit is named EthoCom.

            We believe that our products are the only enclosures manufactured that can efficiently house telecommunications cables, distribute wiring to workstations, and store unused cabling until it is needed, while complying with all industry and government guidelines, standards and regulations. The cabinets can be used for all low voltage wiring systems, including voice, data, video, building controls, security, and fire/life/safety wiring systems. The cabinet was designed to accommodate all manufacturers' equipment.

Product application

            The zone cabling cabinet will reduce the amount of wire running from the workstation to the telecommunications closet. The wiring will now run from the workstation to our cabinet, which is readily accessible through the ceiling grid system, the floor, or through the modular furniture. The cabinet is designed to accommodate all of the newly developed Open Office Architecture wiring equipment. This ceiling enclosure is mounted in a standard 2ft. x 4ft. ceiling grid system, but is physically attached to the building structure to support the weight of the equipment installed within the enclosure. The equipment is reached through a door that opens from below the ceiling for easy maintenance, installations and changes. Specially trained, highly-paid technicians will be required for far fewer hours to make those changes when systems grow or are reconfigured. The new equipment just plugs in, creating less down time and less loss of productivity. Cables are easily re-routed and reused. Less cable is used, reducing the cost of materials and labor. Money is saved with the initial installation and when systems are changed.

            The cabinets make better use of telecommunications closets, reducing the mass of cables to be run throughout the building. Building owners are then provided more usable space that generates rent.

Product standards

            The standards, regulations and various industry association guidelines are very specific. They address the components of the product, the product itself, the installation, and every aspect that may affect the safety of people or property, including:

o wire and cable lengths and widths, the minimum and maximum allowed. For example, to wire for a telephone system, the maximum main cable length is 800 meters;

o    ability of the product to withstand heat and fire damage;

o markings. Each enclosure must be marked with the manufacturer's name, trademark, or other descriptive marking. An enclosure may also be designated with environmental ratings, such as rainproof, watertight, corrosion resistant and dust-tight;

o number of cables needed to run from the telecommunications closet to the workstation;

o    voltage and grounding concerns; and

o    the ability of the product to function as advertised.

             American Access believes its Zone Cabling Termination Cabinet is the only product that meets the standards and requirements of the telecommunications industry, including Building Industrial Consulting Services International, National Electric Code regulations NEC 300-22 B & C, American National Standards Institute/Telephone Industry Association/Electrical Industry Association publication 568 A, as well as the zone cabling guidelines as specified in the newly released Telecommunications Systems Bulletin - TSB 75. This product is the only product that has been tested by Underwriters Laboratories for this application. Therefore, Underwriters Laboratories has assigned this product to a new category listing. This listing is identified as UL 1863, telecommunications cabinets. In conducting product tests, Underwriters Laboratories lists, classifies, or recognizes products for their ability to perform as designed. A UL listing is the highest category a product can achieve, implying that as tested, all components of the product work as expected. Our products achieved this highest level after testing.

MARKETING

Our efforts indicate that the telecommunications industry is beginning to promote zone cabling as a means to distribute fiber and short runs of enhanced copper, which are used as a conductor for telecommunications signals from outside lines into buildings and to telephones, fax machines and computers. This new cabling architecture provides broader band width, which means increased Internet speeds, and reduces costs associated with moves, adds, and changes
(MACs) in an office setting.

         Although our previous marketing strategy had focused on "channel distribution" whereby distributors entered partnership programs to stock products in regional warehouses and to promote that product through the distribution channel, we have expanded this focus to include our own regional managers in the development of sales through independent rep firms. Our three regional managers, now in place, are making joint calls with the independent rep agencies on Value Added Resellers, corporate accounts and the Herman Miller sales staff. Based on feedback from the field, training and support can be tailored for the sales force as needed.

                  We have begun to add project managers to our marketing plan. They will orchestrate the weekly calls of the regional managers with the vice president of sales. The regional managers are working planned calls in their respective geographic areas. Project managers coordinate all literature and required samples sent in advance. Sales training involves hands on approaches covering all segments of the market, with the ultimate objective being to close sales in the company of the rep agency and/or Herman Miller representatives so that they may duplicate all sales techniques and product information for more sales and projects.

         Concurrently, Omega Metals, Genco and our powder coating process utilize two manufacturers' representatives, who are independent contractors, and who sell our products in the Eastern United States. Omega's vice president of sales coordinates the rep-driven system, and with our reps makes calls on the end users of metal fabrication. Some accounts, which have been developed in house, have been retained by Omega.

         We are constructing an Internet portal to serve as our Business to Business e-commerce site, whereby the infrastructure designer or engineer can plan a project and log on to order a portion of, or all of a system at a price allowing a competitive edge in presenting the plan to an end-user. This expands our presence in the marketplace for those designers that would prefer to "do it themselves" rather than order through a traditional distributor.

 .
         American Access has developed a comprehensive informational CD, which is sent to engineers, reps, consultants, project designers and anyone in the telecommunications industry with an interest in our products. The CD can also be shown on a laptop computer by our managers and reps presenting our products to a prospective customer. We also use several brochures to assist in marketing. These pieces range from one page to an eight page full color product and application brochure. We also maintain a World Wide Web site for the casual visitor, telecommunications expert, and the investor. All of these marketing/media materials provide company information, product information, engineering specifications, drawings, application for use, installation instruction, and features and benefits tailored to each individual market need. Additionally the World Wide Web site provides marketing support materials that can be downloaded and printed at individual locations throughout the world. Questions and answers can be transmitted via e-mail feedback capability, query analysis for tracking of inquiries, lead generation for the distributors, distribution of marketing materials to end-users not normally addressed by the individual distributors.

         The company is participating in telecommunications trade shows and hospitality suites. Also, the company individually participates in three or four trade shows per year. Two of the shows are focused around standards, training and certifications. The remaining two shows are industry product shows.

         The end users of our products contract with specialized, Building Industry Consulting Services International Certified Registered Communications Distribution Designers (RCDD), qualified engineers and contracting firms. These specialists design, specify, purchase and install cabling of all types, switches and all other telecommunications equipment as required by the end user. All product purchases are made through authorized distributors with the exception of certain companies who can purchase extremely large quantities as a private label type product.

Distribution and Sales

         American Access Technologies maintains authorized distributors that are providers of integrated cabling and network solutions that support business information and network infrastructure requirements. These distributors team with customers to implement network solutions by combining a variety of customized pre- and post-sale services and products from the world's leading manufacturers. Our authorized distributors include: Accutech, Anicom, Anixter, Best Communications, Branch Datacom, CED Electric, Coleman's, Communications Supply Corp., Core Data Comm, Energy Electric, Englewood Electric, GE Supply, Graybar, Hughes Supply, Kent Datacom, LiteComm Supply, Madison Electronics, Platt, RESOURCElectronics, Rexel/CCW, State Electric, Southern Distribution and WESCO Distribution.

         American Access Technologies has an agreement with modular furniture giant Herman Miller, Inc. for distribution of the Ethospace zone cabling unit housed in select Herman Miller modular office furniture systems. The agreement provides entrance into the corporate offices of current and future Herman Miller clients, giving

Herman Miller a competitive advantage and a product differentiator. The multi-city rollout for the project began the week of April 11, 2000.

            Competition

            The market for telecommunications products is highly competitive and subject to rapid technological change, regulatory developments and emerging industry standards. We believe that the principal competitive factors in our markets are conformance to standards, reliability, safety, product features, price, performance and quality of customer support. There can be no assurance that American Access will compete successfully in the future with respect to these or other factors.

MANUFACTURING/OMEGA METALS, INC.

         The company has developed all of its products utilizing computer assisted design drawings (CADD). Master copies of its products are safeguarded at the home office and certain copies are available to outsource firms. On November 12, 1998, the company acquired all the outstanding common stock of Omega Metals, Inc.(Omega), in exchange for 226,470 shares of the company's common stock. Omega has been a contract manufacturer of various products used in the telecommunications industry.

         Omega is a precision sheet metal fabrication and assembly company located in Northeast Florida midway between Jacksonville and Gainesville. The company was established in 1981, serving a diverse client base of over 300, including engineering, technology and electronic companies, mostly in the Southeastern markets. Clients include CSX Railroad and the U.S. military.

         Omega Metals, Inc. operates from its 67,500 sq. ft. manufacturing facility situated on 8 1/2 acres of land that it owns. The manufacturing process is run by a state-of-the-art computer control system. Manufacturing services include precision stamping, bending, assembling, painting and silk screening. Quality control at Omega Metals is based on the Department of Defense military standard MIL-1-45208A. Inspection equipment is strictly maintained to assure consistent quality.

         In August, 1999, we acquired the assets of Genco, Inc., a manufacturer of generator covers. In March, 2000, our new powder coating system began operations with $1,500,000 in booked orders. The powder coating system imparts the highest quality finish to fabricated metal. Diversified facilities and equipment allow Omega Metals, Inc. to handle a broad range of customer requirements. Strict attention to quality assures our customers of consistent production and conformity to their specific requirements.

         The manufacturing capability is not limited to only precision metal fabrication. On site state of the art high-tech surface coatings such as iridizing, powder coating, silk screening and specialized production painting are also available.

           Omega will continue to operate as a wholly owned subsidiary with independent sales and manufacturing . The company acquired 6 acres adjacent to Omega's site and by the end of 1999, had completed a plant expansion of 37,500 sq. ft to supplement assembly capabilities, add a clean room powder coating operation and expand office space. The capital cost to complete this expansion was funded from cash flows and working capital. Omega markets its services through two sales representatives who are independent contractors covering the Eastern United States. Omega's vice president of sales works in the field, calling on and developing accounts.

FUTURE PRODUCT DEVELOPMENT

         As the company identified the specific product needs of the telecommunications industry, products were developed to meet these needs. The products assist equipment manufacturers in marketing their own products. We continue to customize our zone cabling termination cabinets to meet the needs of our customers. We are developing new enclosures that further streamline the cable path for fiber optic and copper wiring. There can be no assurance that any new products will be successfully developed or marketed.

INTELLECTUAL PROPERTY

                  The company on September 24, 1996 filed with the United States Department of Commerce, Patent and Trademark Office application for patent, pending No. 08785006, for Zone Cabling Termination Cabinet and Communications Cable Interconnection Apparatus and Associated Method for an Open Office Architecture. The utility patent application contained approximately 67 various claims associated with zone cabling techniques. On April 26, 1998, the Patent and Trademark Office approved the patent for the cabling termination cabinet. Patent No. 5,911,661 was issued on June 15, 1999. On June 5, 1998 the company was informed that the patent was approved for a communication cable interconnection apparatus and associated method for Open Office Architecture. Patent No. 5,842,313 was issued on December 1, 1998.

         American Access has made a formal filing under the Patent Cooperation Treaty, Paris, France. The National Phase Entry is completed. The company has applied for and our Patent is pending for our Communications Cable Interconnection Apparatus and Associated Method for an Open Office Architecture in Australia, Canada, China, Europe, Mexico and Japan.

GOVERNMENT REGULATION - INDUSTRY STANDARDS

            Our products and those in the telecommunications industry must meet governmental and industry standards. In the U.S., our products must comply with various regulations established by the Federal Communications Commission and Underwriters Laboratories, as well as standards established by Bell Communications research and local building codes. Our cabinet has been approved by Underwriters Laboratories for low voltage communications. It meets or exceeds the national electrical code requirements. We belong to trade organizations such as the Telecommunications Industry Association, International Association of Electrical Inspectors and Building Industrial Consulting Services International.

EMPLOYEES

            American Access is managed by working directors and key personnel at its corporate headquarters in Lake Mary, Florida and its manufacturing site in Keystone Heights, Florida. Approximately 8 full-time employees staff the corporate office in management, sales and administration.

 . Omega employs approximately 50 persons, including 5 in management,2 in marketing and sales, 3 in engineering and 40 in production and distribution.

LITIGATION

         The company is a involved in litigation that could potentially develop into a class action filing precipitated by the fall of the price of common stock in August, 1999. The suit was filed in United States District Court, Eastern

District of New York, originally filed on September 22, 1999, and amended in February 2000. Plaintiffs Rachel Bass, Yuri Gurarity, Sol Gingold, Don Nagy, Marily Lesser-Gale and John Guida allege in the amended complaint that the defendants, primarily Capital International Security Group and its principals, GroveGate Capital Parnters, LLC, and its principals, Bridge Bank and its principals and American Access Technologies, Inc., and its principals participated in a conspiracy to inflate the price of the Company's common stock for the purpose of allowing "insiders" to enrich themselves by selling personal holdings at the inflated price. Plaintiffs believe they were injured in an amount in excess of $30 million and seek treble their general damages and special compensatory damages with interest. The Company denies not only any wrongdoing, but most of the material factual allegations as well, and intends to vigorously defend this case. . Our attorneys are currently drafting two motions for filing in this case, and will begin depositions in the near future. To date, the Company has paid for legal services as incurred, and retaining our attorneys has not included the advancing of any additional legal fees for indemnification of defendants who are principals of the CompanyHowever, there is no guarantee that expenses for indemnification of Company principals will not occur in the future. Company defendants have signed Conflict Waivers and Undertaking to Repay Expenses for Defense for indemnification under Florida Statutes Section 607.0850(6).

FACILITIES

         The company maintains offices at 37 Skyline Drive, Suite 1101, Lake Mary, FL 32746. The 10,472 square feet of office space is leased for 4 years, expiring May 30, 2003, at a rent of $9,599.33 per month.. Managementof the company believes that the terms of its lease are at least as good as may be obtained from another party.

         Omega Metals operates from its 67,500 sq. ft. manufacturing facility situated on 8 1/2 acres of land that it owns in Keystone Heights, midway between Jacksonville and Gainesville.




MANAGEMENT

The directors and executive officers of the Company are as follows:

     Name                     Age     Position

     John Presley             61     President, Director
     Bobby E. Story           58     Sec/Treasurer, Director
     John W. Cooney           63     Director
     Erik Wiisanen            53     Director, VP Marketing, Omega Metals, Inc.
     Oscar de la Guardia      42     Director
     Ray Kirk                 53     Vice President of Sales


         JOHN PRESLEY, Director of the company since November 1998, and President since April 12, 1999, Presley is a graduate registered professional Engineer. He graduated from the University of Florida in January of 1961 with a BSME, and attended a number of colleges for graduate work. He worked in many industries as an engineer and manager before founding Omega metals in 1981. Omega became a wholly-owned subsidiary of American Access in November, 1998.

         BOBBY E. STORY, secretary/treasurer, CFO and director, has been a former practicing CPA and real estate developer during the past 30 years. From 1970 to 1973, he worked for Arthur Young & Company CPA (now Ernst & Young, LLP), and was Treasurer for Condev Corporation an international developer located in Winter Park, Florida, from 1973 to 1980. He directed the real estate operations in Florida for Drexel Burnham Lambert & Company from 1980 to 1987. He functions as the Chief Financial Officer for the corporation. Employment history for the past five years is:

         October 1996 to May 1999 and September 1999 to Present: Sec/Treasurer, CFO and Director - American Access Technologies, Inc.

         August 1996 to October 1996: Financial Advisor - Self employed.

         March 1996 to August 1996: George S. May Co. Project Manager

         April 1987 to March 1996: NACEX, Inc. Controller, Vice President
         Finance

         JOHN W. COONEY, Director since February 15, 1997, is a certified public accountant. He was Senior Tax Partner at Coopers & Lybrand until he retired in 1986. He has practiced as a tax and financial consultant since then. Employment history for the past five years is:

         January 1987 to Present: Operates J. W. Cooney, CPA as a sole proprietorship.


         ERIK WIISANEN, Vice-President-Marketing of Omega.

         Mr. Wiisanen was elected a director in December, 1999. He graduated from Cornell University in 1965. He worked in Banking as a Vice President of Barnett Bank until 1970 and was a representative for shipping interests until helping to found Omega Metals in 1981. He was co-founder and President of the Board of Directors for a private kindergarten. He has been vice president in charge of sales for Omega since 1981.

         OSCAR de la GUARDA,  Director

         Mr. De la Guardia was elected to the Board of Directors in December, 1999. He is Executive Vice President and general counsel of RT21 Radiation Systems Corp., a development stage company involved in the international development of cancer treatment centers. He was Senior Vice President and General Counsel to Quality Oncology, Inc. and for American Disease Management, Inc. He was also an executive with Physician Corporation of America, and an attorney in private practice specializing in corporate mergers and acquisitions.

         RAY KIRK, Vice President of Sales

         Mr. Kirk has been vice president of sales for American Access since October 1, 1999. He graduated from the University of Missouri School of Business, and after a brief stint as a Field Artillery officer, began his career marketing commercial office furniture systems. Throughout his career he has developed corporate, state and GSA contracts. He has represented companies such as Herman Miller, Alma Desk, Corry-Hiebert, and Knoll International.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth the total compensation paid to the Company's chief executive officer for the last three completed fiscal years.

---------------------------------------------------------------------------------------------------
                                                             Other Annual          Other Annual
Name and Position               Year      Total Income          Bonus              Compensation
---------------------------------------------------------------------------------------------------
Victor E. Murray,                1997         $60,000            -0-                    -0-
President
---------------------------------------------------------------------------------------------------
Victor E. Murray,                1998         $60,000          $30,000                  -0-
President
---------------------------------------------------------------------------------------------------
John E. Presley,                 1999         $175,000           -0-                    -0-
President
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR
(Individual Grants)

         The following information sets forth the individual grants of stock options and freestanding SARs to the Company's Chief Executive Officer in the last fiscal year.


----------------------------------------------------------------------------------------------------------------
Name                Number of Securities         Percent of Total Options/SARs         Exercise     Expiration
                    Underlying Options/SARs      Granted to Employees in Fiscal        Price        Date
                    Granted                      Year
----------------------------------------------------------------------------------------------------------------
John Presley,       150,000                      20%                                   $22.00       July 1, 2004
President
----------------------------------------------------------------------------------------------------------------

AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR and FY-END OPTIONS/SAR
VALUES

         The following table sets forth the number of stock options and freestanding SARs exercised by the only named executive officer in the above table during the last completed fiscal year.

------------------------------------------------------------------------------------------------------------------
Name                        Shares         Value        Number of Unexercised         Value of Unexercised In-The-
                            Acquired On    Realized     Securities Underlying         Money Options/SARs At FY-
                            Exercise                    Options/SARs at FY-End        End
------------------------------------------------------------------------------------------------------------------
John Presley,               --0--          --0--        150,000                       --0--
President
------------------------------------------------------------------------------------------------------------------

DIRECTOR COMPENSATION

         Directors are paid $500 for meetings attended at our corporate headquarters and $250 for telephonic meetings. All travel and lodging expenses associated with directors' meeting(s) are reimbursed by the company.

         On January 10, 2000, the Board of Directors voted to implement a 2000 Directors Stock Option Plan as incentive for continued and future service. Each director will be awarded 50,000 options to purchase American Access stock at the January 10 closing price, automatically renewable each year on the anniversary date of the Board decision. Directors also are authorized to receive 10,000 options for serving as a Board committee chairman and 5,000 for serving as a member of a board committee.The plan must be approved by shareholders at the 2000 annual meeting. The Board allocated 300,000 shares to the plan.

EMPLOYMENT AGREEMENTS

            On November 11, 1998 two officers of Omega Metals, Inc. entered into employment agreements with Omega Metals, Inc. The individuals and their titles are as follows:

        John Presley                Director, President, Omega
        Erik Wiisanen               Secretary/Treasurer, V.P. Marketing, Omega

            Each officer is authorized a salary of $125,000 per year plus a profit participation of 10% of Omega's net profits in excess of $1,200,000 per year. The term of the agreements is for two (2) years, ending November 14, 2000. They may be terminated by action of the Board of Directors for cause on 30 days prior notice.

INDEMNIFICATION

Florida Business Corporation Act

            Subsection (1) of Section 607.0850 of the Florida Business Corporation Act empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

            Subsection (2) of Section 607.0850 of the BCA empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought, or any other court of competent jurisdiction, shall determine that despite the adjudication of liability, but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

            BCA Section 607.0850 further provides that indemnification provided for by Section 607.0850 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in the capacities set forth above, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

Who we indemnify

            Article 4 of American Access Articles of Incorporation provides that the company shall indemnify those persons entitled to be indemnified, to the fullest extent permitted by law.

Indemnification against public policy

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the company, the company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            Erik Wiisanen, a director for American Access Technologies, Inc. and vice president of sales for Omega Metals, Inc. is the brother-in-law of John Presley, President and Director of American Access. Both men are founders of Omega Metals, our wholly-owned subsidiary.

            Director John Cooney was also a director for Universal Beverages Holding Corp., to which the Company loaned $500,000. Upon default, the Company in February, 2000 began an action for foreclosure of its security interest. In April, 2000, the note receivable plus 15% interest, of which approximately $63,000 at December 31, 1999 was unpaid, was sold without recourse for a total of $575,000. The purchaser paid an initial cash payment of $250,000, with the balance of $325,000 due on October 31, 2000, with 15% interest. The note is guaranteed by a third party. Mr. Cooney resigned from the Board of Universal in May, 2000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

            The following table sets forth, as of May 3, 2000, the beneficial ownership of American Access common stock, based upon 4,314,773 shares issued or 4,159,673 outstanding by:

o the only persons who own of record or are known to own, beneficially, more than 5% of the company's common stock;

o    each director and executive officer of the company; and

o    all directors and officers as a group.

--------------------------------------------------------------------------------
                                       Common Stock
--------------------------------------------------------------------------------
 Name and Address                       Number of             Percent of
                                        Shares                Class
--------------------------------------------------------------------------------
 Victor E. Murray                         251,000                5.81%
 105 Foxridge Run
 Longwood, Fl
--------------------------------------------------------------------------------
 Richard A Murray                         233,375(1)             5.31%
 356 Cypress Landing Dr.
 Longwood, Fl 32779
--------------------------------------------------------------------------------
 Bobby E. Story                           682,850(1)            15.45%
 164 Golf Club Dr.
 Longwood, Fl 32779
--------------------------------------------------------------------------------
 John Presley                             473,235(1)            10.47%
 6689 Shands Road
 Keystone Heights, FL 32656
--------------------------------------------------------------------------------
 John W. Cooney                           143,500(1)             3.36%
 2901 Collins Ave.
 Seville Beach Hotel
 Lower Lobby
 Miami Beach, FL 33140
--------------------------------------------------------------------------------
 Erik Wiisanen                            168,235(1)             3.99%
 6689 Shands Road
 Keystone Heights, FL 32656
--------------------------------------------------------------------------------
 Oscar de la Guardia                       60,000(1)                 *
 Miami, FL 33131
--------------------------------------------------------------------------------
 Stephen Albee                                -0-                    *
 Miami, Florida
--------------------------------------------------------------------------------
 Bridge Bank Ltd.                         437,000               10.51%
 Nassau Bahamas
--------------------------------------------------------------------------------
 Crescent International Ltd.              457,056(1)              9.9%
 84 Av. Louis Casai
 Geneva Switzerland
--------------------------------------------------------------------------------
 Ray Kirk                                 101,500(1)              2.4%
 37 Skyline Dr.
 Lake Mary, Florida 32746
--------------------------------------------------------------------------------
All directors and officers              1,065,585(1)            22.88%
 as a group (6 persons)
--------------------------------------------------------------------------------


*less than 2%

(1) Includes options or warrants to purchase common stock as follows:


NAME                                      $7 warrants    $8 warrants       $22 warrants      $5.67 options
Bobby E. Story                                *            100,000           100,000            60,000
John Presley                                  *            150,000           150,000            60,000
John W. Cooney                                *             20,000            20,000            60,000
Erik Wiisanen                                 *               *                 *               55,000
Ray Kirk                                      *             50,000            50,000               *
Richard Murray                                *            133,375           100,000               *
Oscar de la Guardia                           *               *                 *               60,000
Crescent International Ltd.                 43,278            *                 *                  *


DESCRIPTION OF SECURITIES

Common stock

            American Access is authorized to issue 10,000,000 shares of common stock with $.001 par value. The holders of the common stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore and to share pro-rata in any distribution to stockholders. The company anticipates that any earnings will be retained for use in its business for the foreseeable future. Upon liquidation, dissolution, or winding up of the company, the holders of the common stock are entitled to receive the net assets held by the company after distributions to the creditors. The holders of common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. The outstanding shares of common stock and the shares offered hereby will not be subject to further call or redemption and will be fully paid and non-assessable.

SELLING SHAREHOLDER

         In May of 1999 we entered into a Stock Purchase Agreement with Crescent International Ltd., a Bermuda-based investment company. Under the Stock Purchase Agreement, we can, at our option from time to time, require Crescent International Ltd. to purchase shares of the Company's Common Stock at prices determined in accordance with a formula, up to a maximum amount of $15,000,000. However, we may not require Crescent to purchase shares if, after giving effect to the purchase, Crescent would beneficially own more than 9.9% of our outstanding shares.

         Upon execution of the Stock Purchase Agreement Crescent purchased 406,278 shares of Common Stock at a purchase price of $1,900,000. As provided in the Stock Purchase Agreement, the purchase price was determined by applying 92% to the average of the lowest three consecutive bid prices during the preceding 22 trading days.

         The shares remaining available under the Stock Purchase Agreement, with an aggregate purchase price of $13,100,000, may be issued by the Company in maximum increments of $1,150,000 at minimum 22-day intervals for a period ending in August 2001 (maximum of $20,000 increments if the closing bid price of out common stock does not equal or exceed $6.00 on each of the seven trading days immediately preceding the issuance date). The ability of the Company to issue shares under the Stock Purchase Agreement is subject to a number of conditions (none of which are within the control of

Crescent), including requirements that (i) the average daily trading value of the Common Stock for the 22 days preceding the issuance must be $600,000 or more, and (ii) the resale of the shares must have been registered under the Securities Act of 1933. The purchase price per share for these issuances is determined by the same formula as the original draws, applying 92% to the average of the lowest three consecutive bid prices during the 22 trading days immediately preceding the issuance.

         As part of the transaction, the Company also issued two warrants to Crescent. The Early Put Warrant is a warrant to purchase an indeterminate number of shares at an exercise price of $.01 per share. The number of shares is determined by reference to the market price of the Company's Common Stock on the date the registration statement of which this Prospectus is a part is declared effective, as compared to $4.6766 per share, the purchase price for the shares acquired by Crescent in May 2000. Thus, if the market price on the date this Registration Statement becomes effective exceeds $4.6766 per share, no shares are issuable upon exercise of the warrant. The purpose of this Warrant is to protect Crescent against decreases in the market value of the shares between the dates the shares were acquired and the date the Registration Statement is declared effective, although it remains subject to liquidity risks associated with the relatively low trading volume of the Company's Common Stock, and risks of bankruptcy or insolvency due to the Company's history of operating losses. If the market price of the Company's Common Stock were to fall below $4.6766 on the date the Registration Statement is declared effective, the effect of this Warrant would be dilutive to existing shareholders, as it would involve the issuance of shares of Common Stock at $.01 per share, provided that the issuance does not increase Crescent's beneficial ownership of the Company's Common Stock above 4.9% at the time of issuance.

         The Incentive Warrant is a warrant to purchase up to 128,000 shares at an exercise price of $7.0149 per share. This exercise price is subject to adjustment under certain circumstances in the event of stock splits, stock dividends, recapitalizations, reclassifications, and similar events.

         The Company is also required to register the resale of all of the shares issuable under the Stock Purchase Agreement, including the shares issuable upon exercise of the Warrants.

         The Company had no prior dealings with Crescent International Ltd. Crescent has also advised us that at the time the Shares were acquired it had no understandings or arrangements to dispose of the Shares.

         The following table sets forth certain information as of May 18, 2000, regarding the ownership of the common stock by the selling shareholder and as adjusted to give effect to the sale of the shares offered in this prospectus.

                               Shares owned prior         Shares which may be              Number of shares to be
Name                            to this offering       offered under this prospectus       owned after the offering
----                          --------------------     -----------------------------       ------------------------

Crescent International Ltd.        7,500                      5,085,404                          7,500



         The Selling Shareholder and its officers and directors have not held any positions or office or had any other material relationship with the Company or any of its affiliates within the past three years.

--------------------------------------------------------------------------------
(1) The number of shares is an estimated one, based on 200% and 150% of portions of the shares of Common Stock which may be issued to Crescent International Ltd. under the Stock Purchase Agreement , plus shares issuable upon exercise of a Warrant. The additional shares are intended to cover shares issuable upon exercise of a separate warrant in which the number of shares issuable is based upon a formula relating to the market price of the Common Stock.

PLAN OF DISTRIBUTION

         The shares of common stock are being offered on behalf of the selling shareholder, and we will not receive any proceeds from the offering. The shares of common stock may be sold or distributed from time to time by the selling shareholder, or by pledgees, donees or transferees of, or other successors in interest to, the selling shareholder, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agent or may acquire such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be subject to change. The sale of the shares of common stock may be effected through one or more of the following methods: (i) ordinary brokers' transactions; (ii) transactions involving cross or block trades or otherwise on the NASDAQ Stock Market; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;
(iv) "at the market" to or through market makers or into established trading markets, including direct sales to purchasers or sales effected through agents; and (v) any combination of the foregoing, or by any other legally available means. The selling shareholder also may enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of common stock, which shares of common stock may be resold thereafter pursuant to this prospectus. We cannot be certain that all or any of the shares of common stock will be sold by the selling shareholder.


         Brokers, dealers, underwriters or agents participating in the sale of the shares of common stock as agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholder and/or purchasers of the common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation to a particular broker-dealer may be less than or in excess of customary commissions). The selling shareholder and any broker-dealers or other persons who act in connection with the sale of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission they receive and proceeds of any sale of such shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the selling shareholder can presently estimate the amount of such compensation. The Company knows of no existing arrangements between the selling shareholder and any other shareholders, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock.

         The selling shareholder and any other persons participating in the sale or distribution of the common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the common stock by the selling shareholder or any other such persons. The foregoing may affect the marketability of the common stock. We will pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, other than any commissions or discounts of underwriters, broker-dealers or agents. We and the selling shareholder have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.



LEGAL MATTERS

            The validity of the securities offered hereby is being passed upon for the company by Joel Bernstein, Esq. P.A., Miami, Florida.


EXPERTS

            The financial statements appearing in this Prospectus and Registration Statement have been audited by Rachlin Cohen & Holtz, CPA's, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Additional information

            For further information with respect to American Access and the securities hereby offered, reference is made to the exhibits filed as part of this registration statement, which may be inspected and copied at the public reference facilities of the commission in Washington D.C., and at the Commission's regional offices at:

o    500 West Madison Street, Chicago, IL 60604;
o    7 World Trade Center, New York, NY 10048;
o    and 5757 Wilshire Boulevard, Los Angeles, CA 90034;
o and copies of such material can be obtained from the Public Reference Section of the Commission, 450 5th Street, N.W., Washington, D.C. 20549, at prescribed rates and
o    are available on the World Wide Web at : http://www.sec.gov.
                                              ------------------

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                        PAGE
                                                                        ----
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)                       F-2


CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)                       F-3

CONSOLIDATED BALANCE SHEETS                                             F-4


NOTES TO FINANCIAL STATEMENTS                                       F-5 - F-6


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                      F-7


CONSOLIDATED FINANCIAL STATEMENTS

   Balance Sheet                                                        F-8

   Statements of Operations                                             F-9

   Statements of Stockholders' Equity                                   F-10

   Statements of Cash Flows                                             F-11

   Notes to Financial Statements                                     F-12 - F-30

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                    Unaudited

                                                                                                   Three Months        Three Months
                                                                                                      Ended               Ended
                                                                                                  Mar. 31, 2000       Mar. 31, 1999
                                                                                                  -------------       -------------
Net Sales
                                          Formed metal                                              $ 1,051,939         $   954,309
                                            Zone cabling termination cabinets
                                               and generator enclosures                                 458,477             335,753
                                                                                                    -----------         -----------
                                                    Total Net Sales                                   1,510,416           1,290,062
                                                                                                    -----------         -----------

Costs and Expenses:
                                        Cost of sales                                                   756,155             501,777
                                        Selling, general and administrative                           1,067,611             676,576
                                                                                                    -----------         -----------
                                                Total Cost and Expenses                               1,823,766           1,178,353
                                                                                                    -----------         -----------

                                        Net Operating Income (Loss)                                    (313,350)            111,709
                                                                                                    -----------         -----------

Other Income (Expense):
                                        Interest income                                                  19,969              80,243
                                        Interest expense                                                 (1,649)             (5,610)
                                        Other income                                                        304              17,399
                                                                                                    -----------         -----------
                                             Total Other Income (Expense)                                18,624              92,032
                                                                                                    -----------         -----------

Net Income Before Taxes                                                                                (294,726)            203,741

Income Taxes (Benefit)                                                                                     --               (15,170)
                                                                                                    -----------         -----------

Net Income                                                                                          $  (294,726)        $   218,911
                                                                                                    ===========         ===========

Net Income Per Common Share                                                                         $      (.07)        $      (.11)
                                                                                                    ===========         ===========


                 See accompanying notes to financial statements

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                    UNAUDITED

                                                                                             Three             Three
                                                                                            Months             Months
                                                                                             Ended             Ended
                                                                                        March 31, 2000     March 31, 1999
                                                                                        --------------     --------------
Cash Flows from Operating Activities:
   Net Income (Loss)                                                                      $ (294,726)         $ 218,911
   Adjustments to reconcile net income
    to net cash used in operating activities:
      Depreciation and amortization                                                          104,172             74,402
      Changes in operating assets and liabilities:
      Decrease in:
         Accounts receivable                                                                 (84,476)           (76,072)
         Inventories                                                                        (122,178)           (33,154)
         Prepaid expenses and other assets                                                   (19,126)            (9,056)
         Costs in excess of contract sales                                                         -           (118,777)
      Increase (decrease) in:
         Accounts payable and accrued expenses                                              (131,024)          (104,466)
                                                                                          ----------          ---------
            Net cash used in operating activities                                           (547,358)           (48,212)
                                                                                          ----------          ---------

Cash Flows from Investing Activities:
   Proceeds from investment changes                                                          833,344          2,825,177
   Acquisition of property and equipment (net of sales and retirements)                     (159,926)          (165,466)
                                                                                          ----------          ---------
                  Net cash provided by investing activities                                  673,418          2,659,711
                                                                                          ----------          ---------

Cash Flows from Financing Activities:
   Acquisition of treasury stock                                                            (109,074)                 -
   Proceeds from issuance of stock                                                            40,000                  -
   Payments on loans and capital lease obligations                                           (73,812)            (7,972)
                                                                                          ----------          ---------
                  Net cash used in financing activities                                     (142,886)            (7,972)
                                                                                          ----------          ---------

Net Increase (Decrease) in Cash and Cash Equivalents                                         (16,826)         2,603,527

Cash and Cash Equivalents, Beginning                                                         714,109            637,776
                                                                                          ----------          ---------

Cash and Cash Equivalents, Ending                                                          $ 697,283         $3,241,303
                                                                                          ============      ============

Supplemental Disclosure of Cash Flow Information:
      Cash paid for interest                                                                 $ 1,649            $ 5,610
                                                                                          ============      ============


                 See accompanying notes to financial statements

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                         ASSETS                                   Mar. 31, 2000
                                                         ------                                     UNAUDITED          Dec. 31, 1999
                                                                                                 --------------        -------------
Current Assets:
   Cash and cash equivalents                                                                       $    697,283        $    714,109
   Investments                                                                                             --               833,344
   Accounts receivable, net of allowance                                                              1,099,389           1,014,913
   Note receivable, related party                                                                       602,917             585,615
   Inventories                                                                                          692,772             570,594
   Prepaid expenses and other current assets                                                             64,131              62,307
                                                                                                   ------------        ------------
         Total current assets                                                                         3,156,492           3,780,882

Property, Plant and Equipment                                                                         2,641,458           2,547,483

Goodwill                                                                                                369,465             407,686

Patent Costs                                                                                             62,561              62,561
                                                                                                   ------------        ------------

         Total assets                                                                              $  6,229,976        $  6,798,612
                                                                                                   ============        ============

                                          LIABILITIES AND STOCKHOLDERS' EQUITY
                                          ------------------------------------

Current Liabilities:
   Accounts payable                                                                                     283,807             375,788
   Retirement plan                                                                                       75,000              75,000
   Line of credit                                                                                          --                73,812
   Compensation due to officers/directors/stockholders                                                     --                66,394
   Accrued expenses                                                                                     117,085              90,004

                                                                                                   ------------        ------------
         Total current liabilities                                                                      475,892             680,998
                                                                                                   ------------        ------------


Stockholders' Equity:
   Series A 10% Senior Convertible Preferred stock, $.001 par value; authorized
      1,000,000 shares; issued and
      outstanding 50,000 shares at liquidation value                                                       --             1,060,000
   Common stock, $.001 par value; authorized 10,000,000
      shares; issued and outstanding 3,265,470 shares                                                     4,314               4,094
   Additional paid-in capital                                                                        10,380,803           9,144,508
   Deficit                                                                                           (3,639,846)         (3,208,875)
                                                                                                   ------------        ------------
         Total stockholders' equity                                                                   6,745,271           6,999,727

   Treasury stock, 155,100 and 136,100 common shares at cost                                           (990,917)           (881,843)
   Stock subscription receivable, net of allowance                                                         (270)               (270)
                                                                                                   ------------        ------------
         Total Stockholders Equity                                                                    5,754,084           6,117,614
                                                                                                   ------------        ------------
         Total liabilities and stockholders' equity                                                $  6,229,976        $  6,798,612
                                                                                                   ============        ============

                 See accompanying notes to financial statements

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 2000 Unaudited

1.   Basis of Presentation

The accompanying unaudited consolidated condensed financial statements at March 31, 2000 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of financial position as of March 31, 2000 and results of operations for the three months ended March 31, 2000 and 1999 and cumulative. All adjustments are of a normal recurring nature. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year. The statements should be read in conjunction with the consolidated financial statements and footnotes thereto for the year ended December 31, 1999 included in the company's Form 10-KSB.

2.  Nature of Business and Summary of Significant Accounting Policies.

BUSINESS

American Access Technologies, Inc. develops specialized products for the telecommunications industry. The company manufactures and distributes several models of Zone Cabling Termination Cabinets (the "Product") to the telecommunications industry. The Product helps manage and route wiring and cabling used in voice, computer and data transmission systems throughout the world.

Omega Metals, Inc. ("Omega"), a wholly-owned subsidiary of the Company, shears and molds metal and manufactures metal-formed product for customers principally in Florida and Georgia. Omega manufactures the Company's Product. The Company also acquired the assets of Genco, Inc. a generator enclosure manufacturer, in August 1999.

In January 2000, American Access entered into a joint venture arrangement with Vulcan Microsystems for the construction of a Business to Business e-commerce Internet portal. Subsequently, Vulcan's owners, Bill Wetmore and Erik Gray were retained as consultants for the project. The joint venture, AATK.com, will act as distributor of its own, and for other telecommunications manufacturing companies' products featured on the Internet site. The site is scheduled for completion during the third quarter of 2000. The Company owns a 76% interest in AATK.com, a limited liability company.

NET LOSS PER COMMON SHARE

In 1997, the Company adopted Statements of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share" which requires the presentation of both basic and diluted earnings (loss) per share.

Basic net loss per common share has been computed based upon the weighted average number of shares of common stock outstanding during the periods. The shares of common stock issued in connection with the stock split effected in February 1997, have been considered outstanding for all periods. In addition, the shares of common stock issued to a Director in February 1997, prior to an initial registration of the Company's common stock and at a price at that time have been treated as outstanding during the entire period, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins. The computation of earnings per share is reflected in the following schedule:

    Computation of Net Loss Per Common Share                               Three Months ended        Three Months ended
                                                                              Mar. 31, 2000            Mar. 31, 1999
    Net Income (Loss)                                                             (294,726)               218,911
    Cumulative Preferred Stock                                                     (14,631)              (125,000)



                                       F-5




    Beneficial Conversion Preferred Stock Dividend                                       0               (468,750)
                                                                                 ---------             ----------
                                                                                 $(309,357)            $ (374,839)
                                                                                 ---------             ----------

    Total Weighted Average Number of Common Shares and Equivalents               4,237,934              3,265,470
                                                                                ----------             ----------
    Net Loss per Common Share                                                   $                      $
                                                                                ----------             ----------
                                                                                      (.07)                  (.11)
                                                                                ----------             ----------

3. Contingencies and Commitments

LEASES

         Pursuant to forming AATK.com,, the joint venture with Vulcan Microsystems, Inc. for the creation of a Business-to-Business e-commerce portal, the Company guaranteed payment for the lease of the Sun Microsystems server to be used to power the portal site. The equipment acquisition cost was $186,229 with lease payments made to Imperial Bank in the amount of $6,350.41 per month for 36 months.

LEGAL PROCEEDINGS

                  The company is involved in litigation that could potentially develop into a class action filing precipitated by the fall of the price of common stock in August, 1999. The suit was filed in United States District Court, Eastern District of New York. Plaintiff alleges in the Amended Complaint that the defendant participated in a conspiracy to inflate the price of the Company's common stock for the purpose of allowing "insiders" to enrich themselves by selling personal holdings at the inflated price. Then Company denies not only any wrongdoing, but most of the material factual allegations as well, and intends to vigorously defend this case. To date, the Company has paid for legal services as incurred, and dealings with our attorneys have not included the advancing of any legal fees for indemnification of defendants who are principals of the Company. However, there is no guarantee that expenses for indemnification of Company principals will not occur in the future. Company defendants have signed Conflict Waivers and Undertaking to Repay Expenses for Defense for indemnification under Florida Statutes Section 607.0850(6).

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------

Board of Directors and Stockholders
American Access Technologies, Inc.


We have audited the accompanying consolidated balance sheet of American Access Technologies, Inc. and Subsidiary as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Access Technologies, Inc. and Subsidiary as of December 31, 1999, and the results of their operations and their cash flows for each of the two years ended December 31, 1999, in conformity with generally accepted accounting principles.

                            RACHLIN COHEN & HOLTZ LLP

Fort Lauderdale, Florida
March 15, 2000

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 1999

                                  ASSETS
                                  ------
Current Assets:
   Cash and cash equivalents                                                                                            $   714,109
   Investments, including restricted cash of $300,000                                                                       833,344
   Accounts receivable, net of allowance                                                                                  1,014,913
   Notes receivable, related parties (including accrued interest)                                                           585,615
   Inventories                                                                                                              570,594
   Prepaid expenses and other current assets                                                                                 62,307
                                                                                                                        -----------
         Total current assets                                                                                             3,780,882

Property, Plant and Equipment                                                                                             2,547,483

Goodwill                                                                                                                    407,686

Patent Costs                                                                                                                 62,561
                                                                                                                        -----------

         Total assets                                                                                                   $ 6,798,612
                                                                                                                        ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------
Current Liabilities:
   Accounts payable                                                                                                         375,788
   Retirement plan                                                                                                           75,000
   Line of credit                                                                                                            73,812
   Compensation due to officers/directors/stockholders                                                                       66,394
   Accrued expenses                                                                                                          90,004
                                                                                                                        -----------
         Total current liabilities                                                                                          680,998
                                                                                                                        -----------

Commitments, Contingencies,  Other Matters and Subsequent Events                                                               --

Stockholders' Equity:
   Series A 10% Senior Convertible Preferred stock,
      $.001 par value; authorized 1,000,000 shares; issued and
      outstanding 10,600 shares at liquidation value (subsequently                                                        1,060,000
      converted into 215,534 shares of common stock)
   Common stock, $.001 par value; authorized 10,000,000
      shares; issued 4,094,239 shares                                                                                         4,094
   Additional paid-in capital                                                                                             9,144,508
   Deficit                                                                                                               (3,208,875)
                                                                                                                        -----------
                                                                                                                          6,999,727
   Treasury stock, 136,100 common shares at cost                                                                           (881,843)
   Stock subscription receivable, net of allowance                                                                             (270)
                                                                                                                        -----------
                                                                                                                          6,117,614
                                                                                                                        -----------
         Total liabilities and stockholders' equity                                                                     $ 6,798,612
                                                                                                                        ===========


                 See notes to consolidated financial statements.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                                 1999                        1998
                                                                                                 ----                        ----
Net Sales
    Formed metal                                                                             $ 3,882,841                $ 4,344,118
    Zone cabling termination cabinet                                                           1,364,842                    592,086
                                                                                             -----------                -----------
                                                                                               5,247,683                  4,936,204
                                                                                             -----------                -----------

Costs and Expenses:
    Cost of sales                                                                              2,298,923                  2,257,169
    Selling, general and administrative                                                        2,701,705                  1,661,479
    Compensation and related benefits                                                          1,134,502                  1,415,473
    Stock-based compensation                                                                     616,000                       --
                                                                                             -----------                -----------
                                                                                               6,751,130                  5,334,121

Loss Before Other Income (Expense)                                                            (1,503,447)                  (397,917)
                                                                                             -----------                -----------

Other Income (Expense):
    Interest income                                                                              250,822                     89,731
    Interest expense                                                                             (18,594)                  (139,527)
    Abandoned project development costs                                                         (352,531)                      --
    Realized and unrealized loss on investments                                                 (200,627)                      --
    Other income                                                                                  77,794                    158,346
    Lease termination costs                                                                         --                     (239,447)
                                                                                             -----------                -----------
                                                                                                (243,136)                  (130,897)

Loss before Income Taxes                                                                      (1,746,583)                  (528,814)

Income Tax (Benefit)                                                                             (69,000)                   (36,000)
                                                                                             -----------                -----------

Net Loss                                                                                     $(1,677,583)               $  (492,814)
                                                                                             ===========                ===========

Basic Net Loss Per Common Share                                                              $      (.59)               $      (.43)
                                                                                             ===========                ===========

Weighted Average Common Shares Outstanding                                                     3,638,983                  3,218,970
                                                                                             ===========                ===========


                 See notes to consolidated financial statements.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                         Series A                                        Capital
                                                                     Preferred Stock              Common Stock              in
                                                                     ---------------              ------------            Excess
                                                                  Shares        Amount          Shares      Amount        of Par
                                                                  ------        ------          ------      ------        ------
Balance December 31, 1997                                            --      $      --        3,196,470   $     3,196   $   989,264

Year Ended December 31, 1998:
   Sale of preferred stock in private placement,                   50,000      5,000,000           --            --        (737,820)
      net of related costs
   Exercise of warrants                                              --             --           60,000            60       479,940
   Dividend related to beneficial conversion feature                 --             --             --            --         781,250
      of preferred stock
   Net loss                                                          --             --             --            --            --
                                                              -----------    -----------    -----------   -----------   -----------

Balance, December 31, 1998                                         50,000      5,000,000      3,256,470         3,256     1,512,634

Year Ended December 31, 1999:
   Purchase of 136,100 shares of treasury stock                      --             --             --            --            --
   Issuance of common stock for services                             --             --            9,000             9       179,991
   Conversion of preferred stock to common stock,                 (39,400)    (3,940,000)       289,981           290     4,131,146
      including dividends
   Purchase of Genco assets                                          --             --           22,163            22       443,234
   Warrants granted for services                                     --             --             --            --         436,000
   Exercise of warrants:
      Cash                                                           --             --          246,625           247     1,972,753
      Notes receivable, net of allowance                             --             --          270,000           270          --
   Dividend related to beneficial conversion feature of              --             --             --            --         468,750
      preferred stock
   Net loss                                                          --             --             --            --            --
                                                              -----------    -----------    -----------   -----------   -----------

Balance, December 31, 1999                                         10,600    $ 1,060,000      4,094,239   $     4,094   $ 9,144,508
                                                              ===========    ===========    ===========   ===========   ===========

[RESTUBBED TABLE]

                                                                        Stock
                                                                    Subscription      Treasury
                                                                     Receivable         Stock            Deficit           Total
                                                                     ----------         -----            -------           -----
Balance December 31, 1997                                            $      --        $      --        $   402,958      $ 1,395,418

Year Ended December 31, 1998:
   Sale of preferred stock in private placement,                            --               --               --          4,262,180
      net of related costs
   Exercise of warrants                                                     --               --               --            480,000
   Dividend related to beneficial conversion feature                        --               --           (781,250)            --
      of preferred stock
   Net loss                                                                 --               --           (492,814)        (492,814)
                                                                     -----------      -----------      -----------      -----------

Balance, December 31, 1998                                                  --               --           (871,106)       5,644,784

Year Ended December 31, 1999:
   Purchase of 136,100 shares of treasury stock                             --           (881,843)            --           (881,843)
   Issuance of common stock for services                                    --               --               --            180,000
   Conversion of preferred stock to common stock,                           --               --           (191,436)            --
      including dividends
   Purchase of Genco assets                                                 --               --               --            443,256
   Warrants granted for services                                            --               --               --            436,000
   Exercise of warrants:
      Cash                                                                  --               --               --          1,973,000
      Notes receivable, net of allowance                                    (270)            --               --               --
   Dividend related to beneficial conversion feature of                     --               --           (468,750)            --
      preferred stock
   Net loss                                                                 --               --         (1,677,583)      (1,677,583)
                                                                     -----------      -----------      -----------      -----------

Balance, December 31, 1999                                           $      (270)     $  (881,843)     $(3,208,875)     $ 6,117,614
                                                                     ===========      ===========      ===========      ===========


                 See notes to consolidated financial statements.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                                         1999                1998
                                                                                                         ----                ----
Cash Flows from Operating Activities:
   Net loss                                                                                         $(1,677,583)        $  (492,814)
   Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation and amortization                                                                     299,164             256,159
      Common stock and warrants issued for services                                                     616,000                --
      Realized and unrealized losses on investments                                                     199,962               6,553
      Gain on sale/abandonment of assets                                                                   --              (137,238)
      Provision for doubtful accounts                                                                    89,000              28,000
      Deferred income taxes                                                                             (69,000)            (36,000)
      Changes in operating assets and liabilities:
      (Increase) decrease in:
         Accounts receivable                                                                           (403,697)           (270,624)
         Income tax refund receivable                                                                      --               137,899
         Inventories                                                                                   (273,154)             97,967
         Prepaid expenses and other assets                                                              (87,456)            (18,229)
      Increase in accounts payable and accrued expenses                                                 105,723              36,438
                                                                                                    -----------         -----------
            Net cash used in operating activities                                                    (1,201,041)           (391,889)
                                                                                                    -----------         -----------

Cash Flows from Investing Activities:
   Proceeds from sale of investments                                                                  1,791,871           1,450,073
   Acquisition of investments                                                                              --            (4,281,803)
   Increase in notes receivable                                                                            --              (500,000)
   Acquisition of property and equipment                                                             (1,354,610)            (85,635)
   Proceeds from sale of equipment                                                                         --               145,000
   Patent costs                                                                                         (28,854)            (13,634)
                                                                                                    -----------         -----------
                  Net cash provided by (used in) investing activities                                   408,407          (3,285,999)
                                                                                                    -----------         -----------

Cash Flows from Financing Activities:
   Proceeds from sale of preferred stock                                                                   --             4,262,180
   Proceeds from exercise of warrants                                                                 1,973,000             480,000
   Payments on capital lease obligations                                                                   --            (1,256,625)
   Repayment of note payable                                                                               --              (100,000)
   Proceeds (repayments) from line of credit                                                           (222,190)            296,002
   Payments on loans                                                                                       --                (4,026)
   Acquisition of treasury stock                                                                       (881,843)               --
                                                                                                    -----------         -----------
                  Net cash provided by financing activities                                             868,967           3,677,531
                                                                                                    -----------         -----------
Net Increase (Decrease) in Cash and Cash Equivalents                                                     76,333                (357)
Cash and Cash Equivalents, Beginning                                                                    637,776             638,133
                                                                                                    -----------         -----------
Cash and Cash Equivalents, Ending                                                                   $   714,109         $   637,776
                                                                                                    ===========         ===========


                 See notes to consolidated financial statements.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization and Capitalization

             American Access Technologies, Inc. ("Company") was incorporated on October 21, 1996, under the laws of the State of Florida. The Company's Articles of Incorporation, as amended on November 25, 1996, authorizes the Company to issue and have outstanding at any one time 10,000,000 shares of common stock, par value $.001 per share and 1,000,000 shares of preferred stock, par value $.001 per share.

             On October 2, 1998, the previously amended Articles of Incorporation were further amended to provide for the issuance of 60,000 shares of Series A 10% Senior Convertible Preferred stock. The amendment provided, among other things, that the holders of the Series A Preferred stock shall be entitled to voting rights equal to the votes that would be cast by the holders of the number of shares of common stock into which the Series A Preferred stock could be converted immediately prior to the taking of such votes, including any shares which would be issuable in payment of accrued and unpaid dividends. In addition, so long as the Series A Preferred stock is outstanding, the holders of at least a majority of the shares of then outstanding Series A Preferred stock shall be entitled to elect two directors, and five directors shall be elected by the holders of common and Series A Preferred stock, voting together as a single class.

             The Series A Preferred has a liquidating preference equal to the greater of $100.00 per share plus an amount equal to all accrued and unpaid dividends or an amount equal to the property to be distributed to the holders of Common Stock. The holders of the Series A Preferred stock shall be entitled to receive cumulative dividends at a rate of 10% payable in cash or common shares. If dividends are declared on the common shares, the Series A Preferred stock holders shall be entitled to receive the dividend as if the Series A Preferred stock were converted into common shares immediately prior to the record date.

             The holders of the Series A Preferred stock shall have the right, at their option, to convert any and all Series A Preferred shares into common shares at the lower of $17.00 per share or eighty percent of market value at any time on or after the earlier of the four month anniversary of the earliest issuance date or the first date upon which the shelf registration statement registering the underlying common stock is declared effective by the Securities and Exchange Commission.

             During 1999, holders of the Series A Preferred stock converted 39,400 of the Series A Preferred shares into 289,981 common shares. Subsequent to December 31, 1999, the remaining 10,600 shares of Series A Preferred were converted into 215,534 shares of common stock.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Business

             American Access Technologies, Inc. ("AAT") develops specialized products for the telecommunications industry. The Company has introduced its first proprietary product, a Zone Cabling Termination Cabinet (the "Product") which is manufactured and distributed to the telecommunications industry. The Product is a device that is used in voice, computer and data transmission systems throughout the world.

             Omega Metals, Inc. ("Omega"), a wholly-owned subsidiary of the Company, shears and molds metal and manufactures metal-formed products for customers principally in Florida and Georgia.

         Principles of Consolidation

             The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany accounts and transactions have been eliminated.

         Use of Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

         Revenue Recognition

             The Company recognizes revenue from product sales at the time the product is shipped to the customer. The Company does not generally grant return privileges to customers.

         Concentrations of Credit Risk

             Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

             Cash and Cash Equivalents
             The Company maintains deposit balances at financial institutions that, from time to time, may exceed federally insured limits. At December 31, 1999, the Company had deposits in excess of federally insured limits of approximately $714,000. The Company maintains its cash with high quality financial institutions, which the Company believes limits these risks.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Concentrations of Credit Risk (Continued)

             Cash and Cash Equivalents (Continued)
             In addition, the Company maintains an investment account with a financial institution which is not insured by the FDIC. These funds, which were invested primarily in money market instruments and mutual funds at December 31, 1999, may be subject to insurance by SPIC, Securities Investor Protection Corporation, subject to various limitations. At December 31, 1999, approximately $519,000 was held in this account.

             Accounts Receivable
             The Company does business and extends credit based on an evaluation of the customers' financial condition generally without requiring collateral. Exposure to losses on receivables is expected to vary by customer due to the financial condition of each customer. The Company monitors exposure to credit losses and maintains allowances for anticipated losses considered necessary under the circumstances.

         Cash and Cash Equivalents

             The Company considers all highly liquid investments, including short-term securities, with an original maturity of three months or less to be cash equivalents.

             Short-term securities (generally commercial paper maturing in approximately 30 days) are stated at cost plus accrued income, which approximates market value.

         Investments

             The Company classifies its investment securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available for sale. Trading and available for sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums and discounts. Investment securities at December 31, 1999 consist of mutual funds, which are classified as trading.

             Unrealized holding gains and losses on trading securities, net of the related tax effect, are included in earnings. Realized gains and losses from the sale of trading securities are determined on a specific identification basis. Dividend and interest income are recognized when earned.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Inventories

             Inventories, which are primarily composed of raw materials, parts, supplies and certain product components, are stated at the lower of cost or market, with cost determined using an average cost method. Inventory costs for finished goods and work-in-process include material, labor, production overhead, and outside services.

         Property, Plant and Equipment

             Property, plant and equipment are recorded at cost and depreciated, using the straight-line method over the estimated useful lives of the assets. Gain or loss on disposition of assets is recognized currently. Repairs and maintenance are charged to expense as incurred. Major replacements and betterments are capitalized and depreciated over the remaining useful lives of the assets.

         Patent

             The Company has capitalized certain incremental costs incurred related to acquiring two patents on the Company's products. In 1998, one of the patents was finalized and issued by the United States Patent Department. The Company then began amortizing the cost of the patent over the patent's life, 18 years. Another patent is still pending at December 31, 1999 and, therefore, amortization of this patent has not commenced.

         Product Development Costs

             Costs in connection with the development of the Company's product are comprised of design, production, consulting and other related professional fees. These costs are charged to expense as incurred.

         Advertising

             Advertising costs are charged to expense as incurred. Advertising costs incurred for the year ended December 31, 1999 were approximately $43,000 and were not material for the year ended December 31, 1998.

         Income Taxes

             The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax liabilities and assets for temporary differences, operating loss carryforwards, and tax credit carryforwards existing at the date of the financial statements. An effective tax rate of 37% was used to calculate the deferred income taxes.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Income Taxes (Continued)

             A temporary difference is a difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the asset is recovered or the liability is settled. Deferred taxes represent the future tax return consequences of these differences.

         Recent Accounting Pronouncements

             In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and displaying comprehensive income, its components, and accumulated balances. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. Both SFAS No. 130 and SFAS No. 131 are effective for periods beginning after December 15, 1997. The Company adopted these new accounting standards in 1998, and their adoption had no effect on the Company's financial statements and disclosures.

             In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of the gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133, as amended by SFAS 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

             Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2000 to affect its financial statements.

         Reclassifications

             Certain amounts in prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 2.  STOCK SUBSCRIPTION RECEIVABLE

         During June, 1999, an individual affiliated with the preferred stock private placement agent exercised options to purchase 270,000 shares of Company common stock at $8.00 per share for a total of $2,160,000. The Company accepted as payment for these shares three notes receivable totaling $2,160,000. The notes receivable, as amended, are due on December 31, 2001, bear interest at 10% and are collateralized by a 5% interest in the newly created joint venture AATK.com (see Note 20). The Company can require the notes be paid in full sooner if the Company stock price equals or exceeds $35 (the market price of the Company's common stock was $5.13 at December 31, 1999).

         The Company has recorded the exercise of these warrants, net of an allowance, by increasing common stock outstanding and increasing stock subscriptions receivable, a separate component of stockholders' equity, as follows:

          Notes receivable                                $  2,160,000
          Accrued interest receivable                          119,978
                                                          ------------
                                                             2,279,978
          Less allowance                                     2,279,708
                                                          ------------
                                                          $        270
                                                          ============

         The interest earned on the notes receivable has been recorded as an increase in stockholders' equity rather than included in operations, because the transaction giving rise to the notes was an equity transaction.

NOTE 3.  INVESTMENTS

                                                        Gross
                                                     Unrealized        Fair
                                          Cost          Loss          Value
                                          ----          ----          -----

          Mutual funds                   $543,769      $25,177       $518,592
          Certificate of deposit          314,752          --         314,752
                                         --------      -------       --------
                                         $858,521      $25,177       $833,344
                                         ========      =======       ========

         Gross unrealized loss on the trading securities portfolio amounted to $25,177 in 1999, and is included in other income in the accompanying consolidated statement of operations, together with realized losses incurred in 1999 on the trading securities portfolio.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 4.  ACQUISITIONS OF ASSETS AND GOODWILL

         Genco, Inc.

             In August 1999, the Company acquired selected property and equipment, outstanding sales agreements, and goodwill from a customer, Genco, Inc. for a total of $584,838. The purchase price was allocated as follows:

             Property and equipment                     $126,191
             Goodwill                                    458,647
                                                        --------
                                                        $584,838
                                                        ========

             The selected property and equipment is being depreciated over the useful lives, 3 - 5 years. Goodwill is being amortized over three years. Depreciation and amortization on these assets were $11,410 and $50,961, respectively, for the year ended December 31, 1999.

             Payment was made by forgiveness of accounts receivable, assumption of a debt, and the issuance of 22,163 shares of Company common stock, as follows:

             Accounts receivable forgiveness              $106,744
             Loan payable                                   34,838
             Common stock                                  443,256
                                                          --------
                                                          $584,838
                                                          ========

NOTE 5.  NOTES RECEIVABLE, RELATED PARTY

          Note receivable, interest at 15%; due March 3, 1999, as extended; secured by a chattel mortgage on certain equipment owned by the debtor company and guaranteed by a stockholder of the debtor company who is
          also a major stockholder of the Company                       $500,000

          Notes receivable, stockholder, interest at 10%, interest and
          principal due December 31, 2001 as extended                     20,000

          Accrued interest                                                65,615
                                                                        --------
                                                                        $585,615
                                                                        ========

         On April 4, 2000, the note receivable in the amount of $500,000 plus 15% interest, of which approximately $63,000 at December 31, 1999 was unpaid, was sold without recourse for a total of $575,000. The purchaser paid an initial cash payment of $250,000, with the balance of $325,000 due on October 31, 2000 with interest at 15%. The new note has been guaranteed by a third party. The chattel mortgage and the personal guarantee previously in place were released by the Company (see Note
         15).

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 6.  INVENTORIES

          Raw materials                                             $448,830
          Work-in-process                                            121,764
                                                                    --------
                                                                    $570,594
                                                                    ========

NOTE 7.  PROPERTY, PLANT AND EQUIPMENT

                                            Estimated Useful
                                              Lives (Years)
                                              -------------

          Land                                      -                 $103,860
          Building and improvements                30                  367,736
          Machinery and equipment                  5-7               2,673,941
          Vehicles                                 3-5                  31,415
          Tools                                    3-5                  28,065
          Construction-in-progress                  -                1,078,150
                                                                    ----------
                                                                     4,283,167

          Less accumulated depreciation                              1,735,684
                                                                    ----------
                                                                    $2,547,483
                                                                    ==========

         Depreciation expense for the years ended December 31, 1999 and 1998 was $246,948 and $254,902, respectively.

NOTE 8.  OBLIGATIONS UNDER CAPITAL LEASES

         In December 1998, the Company satisfied in full the obligations under various capital leases, which had original terms extending to various years through 2005, and which provided for implicit interest rates ranging from approximately 10.5% to 14.5%. The aggregate sum paid was approximately $1,284,000, of which approximately $239,000 represented prepayment penalties.

NOTE 9.  LINE OF CREDIT

         The Company has available a bank line of credit for $300,000, with interest at 7.75%. The line is collateralized by a $300,000 certificate of deposit.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 10. PROFIT SHARING PLAN

         The Company has a 401(k) Profit Sharing Plan covering all non-leased employees who meet minimum length of service and age requirements. Employer contributions are made at the discretion of management, and were $75,000 for each of the years ended December 31, 1999 and 1998. Employees are vested for purposes of the contribution as follows:

           Years of Service                         Percentage
           ----------------                         ----------

               Less than 1                              0%
                   1-2                                 20
                   2-3                                 40
                   3-4                                 60
                   4-5                                 80
                5 or more                             100


NOTE 11. INCOME TAXES

         The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 is an asset and liability approach for computing deferred income taxes.

         The provision for income taxes was computed on a consolidated return basis for the year ended December 31, 1999. For the year ended December 31, 1998, the Company was not eligible to file a consolidated return with Omega. Therefore, the income tax provision for 1998 has been computed on a separate return basis.

         A reconciliation of income tax computed at the statutory federal rate to income tax expense (benefit) is as follows:

                                                                                       1999               1998
                                                                                       ----               ----
          Tax provision at the statutory rate of 34%                               $ (445,000)        $ (180,000)
          State income taxes, net of federal income tax                               (15,000)           (10,000)
          Change in valuation allowance                                               325,000            226,000
          Stock options not exercised                                                  66,000                   -
                                                                                   ----------         -----------
                                                                                   $  (69,000)        $  (36,000)
                                                                                   ==========         ==========

         As of December 31, 1999, the Company had consolidated net operating loss carryforwards for federal income tax reporting purposes amounting to approximately $1,854,000, which expire in varying amounts to the year 2019.

         The Company has not recognized any benefit of such net operating loss carryforwards in the accompanying consolidated financial statements in accordance with the provisions of SFAS No. 109 as the realization of this deferred tax benefit is not considered more likely than not. A 100% valuation allowance has been recognized to offset the entire effect of the Company's net deferred tax asset. The Company's net deferred tax asset position is composed primarily of the Company's net operating loss carryforwards.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 11. INCOME TAXES (Continued)

         The components of the deferred tax asset at December 31, 1999 were as follows:

             Net operating loss carryforward                       $ 687,000
             Stock-based compensation                                 67,000
             Allowance for collectibility                             33,000
             Depreciation and amortization                           (69,000)
             Less valuation allowance                               (718,000)
                                                                   ---------
             Net deferred tax asset                                $      -
                                                                   =========

         In accordance with certain provisions of the Tax Reform Act of 1986, a change in ownership of greater than 50% of a corporation within a three year period will place an annual limitation on the corporation's ability to utilize its existing tax benefit carryforwards. The Company's utilization of its tax benefit carryforwards may be restricted in the event of possible future changes in the ownership of the Company from the exercise of warrants or other future issuances of common stock.

         The Company's federal and state income tax returns have not been examined by responsible taxing authorities for the past several years. The final determination of the amount and timing of currently payable income taxes is therefore subject to possible examination of these unexamined years by such responsible taxing authorities.

NOTE 12. PREFERRED STOCK

         In November, 1998, the Company completed a $5,000,000 private placement of 50,000 shares of its Series A 10% Senior Convertible Preferred Stock, par value of $.001 per share, at $100.00 per share. The costs associated with the completion of the private placement, $737,820, have been recorded as a reduction of additional paid-in capital. Additionally, the placement agent received warrants to purchase 100,000 shares of common stock at $25.00 per share, which expire October 14, 2003. The Series A Preferred are valued at $100.00 per share ("liquidation value"), and, if converted, the Series A Preferred shall be converted into common shares (See Note 1) at the price per share equal to the then applicable Conversion Price. This conversion feature results in a discount between the market value of the common shares that would be issued if the conversion option were exercised, and the liquidation value of the preferred shares surrendered upon that conversion. The resulting dividend has been amortized over the period up to the date that exercise of the conversion feature was first possible. As a result, $781,250 of the total $1,250,000 dividend was recognized in 1998; the balance has been recognized in the accompanying 1999 financial statements.

         During 1999, preferred stockholders owning 39,400 shares of preferred stock elected to convert those shares, including cumulative dividends of $191,436 into shares of Company common stock. The conversion price, which varied based upon date of conversion, ranged from $5.10 to $15.03. As a result of these conversions, the Company issued 289,981 shares of Company common stock.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 12. PREFERRED STOCK (Continued)

         The preferred stockholders representing the remaining 10,600 preferred shares elected to convert those shares, including cumulative dividends, in 2000. These conversions resulted in the issuance of 215,534 shares of Company common stock.

         Dividends in arrears on the Series A Preferred Stock amounted to $121,884 as of December 31, 1999.

NOTE 13. COMMON STOCK

         Issuance of Common Stock for Services

             In January, 1999, the Company issued 9,000 shares of Company common stock to certain employees as an incentive for services rendered. This resulted in a charge to compensation expense of approximately $180,000 in 1999.

NOTE 14. STOCK-BASED COMPENSATION

         The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Compensation cost for stock options and warrants, if any, is measured as the excess of the estimated market price of the Company's common stock at the date of grant, over the amount the recipient must pay to acquire the common stock.

         Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to retain its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123.

         Warrants

             On January 1, 1998, the Company had outstanding 570,000 warrants to purchase Company common stock at $8.00.

             During 1998, warrants to purchase 60,000 shares of Company common stock were exercised at $8.00 per share. During 1999, warrants to purchase a total of 516,625 shares of Company common stock were exercised, 246,625 for a total of $1,973,000 in cash and 270,000 in exchange for three notes receivable (see Note 2).

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 14. STOCK-BASED COMPENSATION (Continued)

             During 1999, the Company issued 750,000 warrants to employees and officers/directors to purchase Company common stock for $22 per share. Also during 1999, the Company issued 60,000 warrants to outside directors to purchase Company common stock for $25 per share, 115,000 warrants in connection with services provided to the Company with exercise prices ranging from $6.375 to $28.875 and 329,000 warrants in connection with equity transactions with exercise prices of $11.00 and $23.00.

             As of December 31, 1999, the Company has remaining outstanding 1,307,375 warrants to purchase common stock at exercise prices ranging from $6.375 to $28.875, 843,375 of which warrants are outstanding to officer/directors.

             The granting of the 1999 warrants to consultants resulted in a charge to consulting fees in the amount of $436,000 representing the fair value of the 115,000 warrants issued. The warrants issued in connection with the conversion of preferred stock and the negotiation of the proposed sale of common stock (see Note 20), which have a fair value of $3,269,000 represent an increase and a decrease to additional paid-in capital and have been netted in the accompanying financial statements.

         Fair Value Disclosures

             Had compensation cost for the 810,000 warrants issued to employees and directors been determined based on the fair value at the grant date consistent with SFAS No. 123, the Company's net loss would have been as follows:

             Net Loss:
                As reported                               $ (1,677,583)
                                                          ============
                Pro forma                                 $(11,547,583)
                                                          ============

             Loss Per Share:
                Basic:
                   As reported                            $       (.59)
                                                          ============
                   Pro forma                              $      (3.17)
                                                          ============

             The Company used the Black-Scholes option pricing model to determine the fair value of grants made in 1999. The following assumptions were applied in determining the pro forma compensation cost:

             Risk Free Interest Rate                        6.00%

             Expected Dividend Yield                          -

             Expected Option Life                          5 years

             Expected Stock Price Volatility                 85%

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 15. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

         Former Consultant

             As of December 1997, the Company was involved in litigation with a former officer/stockholder of the Company in connection with a modified consulting agreement with the Company (see Note 14) whereby he surrendered 200,000 shares of common stock and cancelled 70,000 stock warrants previously held. The former officer/stockholder sought rescission of the consulting agreement he signed with the Company in August 1997, declaratory judgment regarding the consulting agreement, damages for breaching the consulting agreement and damages for fraud. The plaintiff was seeking damages of $150,000 plus costs.

             On March 17, 1999, a formal settlement agreement was reached on the above matter. Under this settlement, the consulting agreement dated August 28, 1997 was amended to provide, among other things, that the former officer/stockholder was not required to provide any consulting services and the Company was not required to compensate the former officer/stockholder. The consulting agreement, as amended, provides for, among other things, a term of five years, and additional compensation in the form of an option to purchase 40,000 shares of common stock on the last day of each year of the consulting term, exercisable for three years from date of issue, at an exercise price of 125% of the closing price of the common stock on the date of issue. In addition, under the terms of the settlement agreement, the former officer/stockholder was granted a warrant to purchase 15,000 shares of common stock at an exercise price of $28.875 per share, exercisable on or before March 11, 2004.

         Pending Litigation

             The Company has been named as a defendant in litigation that could potentially develop into a class action filing. In this potential class action, the Plaintiff alleges in the Amended Complaint that the defendants participated in a conspiracy to inflate the price of the Company's common stock through market manipulation, making material misrepresentations and omissions, and other wrongful conduct for the purpose of allowing "insiders" to enrich themselves by selling their personal holdings at the inflated price. The Company denies not only any wrongdoing, but most of the material factual allegations as well and intends to vigorously defend this case. The recently filed Amended Complaint and preliminary investigations of facts appear to support the Company's position. However, no discovery has yet occurred nor has there been any information as to the position being taken by various co-defendants. The Company believes the allegations are baseless, and that it has no material exposure with respect to the matter, and intends to defend its position vigorously.

         Note Receivable Foreclosure

             The Company is a Plaintiff in a lawsuit against the maker and guarantors of a $500,000 promissory note. This is an action for foreclosure of a security interest. The lawsuit was first filed in February, 2000. In April 2000, the Company settled this lawsuit and the promissory note was purchased by another party (see Note 5).

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 15. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS (Continued)

         Major Customers

             The Company's subsidiary (Omega) has two customers which purchased products that represented approximately 25% of sales of formed metal products for the year ended December 31, 1999.

             The Company relies on two distributors for a large portion of gross revenues. These distributors generated approximately 75% of sales for each of the years ended December 31, 1999 and 1998, respectively.

         Major Vendors

             The Company purchases sheet metal from a vendor that represented approximately 53% and 77% of purchases for each of the years ended December 31, 1999 and 1998, respectively.

         Employment Contracts

             The Company entered into employment agreements with two members of management of Omega. These agreements are for a term of two years commencing in November 1998. The agreements provide, among other things, for total annual compensation of $250,000 plus profit participation equal to 10% of the net profits of Omega, as defined, in excess of $1,200,000 annually.

         Contracts With Distributors

             During 1997, the Company entered into Distributor Agreements with seven distributors. The agreements set forth terms whereby the distributors may purchase products from the Company for resale to their customers within the U.S. and Canada and Mexico when the Company releases its products for sale in those countries. During 1999, the Company entered into additional Distributor Agreements with five distributors. The prices for the products covered by the agreements are based upon the intention of the distributors to purchase a minimum number of units as specified in the agreements. Revenue is recorded at such time as the units are shipped to the distributors. The agreements are for a term of one year and are automatically renewed each year thereafter unless terminated by either party, and contain, among other things, a warranty effective for one year after the date of sale.

         Co-Marketing Alliance Agreement

             On August 3, 1999, the Company entered into a Co-Marketing Alliance Agreement with a leading manufacturer of modular office furniture systems (the Manufacturer). The companies jointly promote the use of products in Herman Miller Ethospace and Systems Bridge products.

             The agreement is for a term of two years, commencing June 1, 1999, and is to be automatically renewed unless terminated by either party. In conjunction with this agreement, the Company agrees to pay the manufacturer an alliance fee equal to 5% of qualifying net sales, as defined.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 15. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS (Continued)

         Co-Marketing Alliance Agreement (Continued)

             If, during the period of this agreement, the Company proposes to enter into any agreement or transaction which will result in a change in control of the Company, as defined, the Company shall give the Manufacturer the right to enter into such transaction on the same terms, but for a consideration equal to or higher than the proposed transaction.

         Consulting Agreement

             In December 1998, the Company entered into a consulting agreement to acquire technical expertise in developing and marketing products. The agreement was for a term of one year, commencing January 1999, and was to be automatically renewed unless terminated by either party. Annual fees were to be $80,000 in cash payable semi-monthly, plus $40,000 in Company common stock, measured at market. The common stock was to be distributed on or before December 31 of each year the contract is in force.

             This agreement was terminated on April 1, 1999. As a result of this termination, there was no common stock issued in relation to this agreement.

         Land Purchase

             The Company entered into an agreement to purchase six acres of land adjacent to the Omega manufacturing plant. The transaction, which closed during the first quarter of 1999 at a cost of approximately $80,000, has allowed the Company to build a manufacturing facility of approximately 30,000 square feet to supplement the assembly facilities. This facility, when completed, is expected to cost approximately $846,000, substantially all of which had been incurred as of December 31, 1999.

         Lease Commitments

             The Company subleases approximately 10,000 square feet of office/warehouse space in Lake Mary, Florida. The lease, which commenced in April, 1999, provides for monthly rent of approximately $9,600 and expires May 30, 2003.

             Future minimum operating lease commitments are approximately as follows:

              Year ending December 31:

                 2000                                       $115,000
                 2001                                        115,000
                 2002                                        115,000
                 2003                                         48,000
                                                            --------
                                                            $393,000
                                                            ========

             Rent charged to operations amounted to approximately $121,000 in 1999 and $45,000 in 1998.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 16. NET LOSS PER COMMON SHARE

         The Company computes earnings (loss) per common share in accordance with the provisions of Statement of Financial Accounting Standards
         (SFAS) No. 128, "Earnings per Share" which requires the presentation of both basic and diluted earnings (loss) per share.

         Basic net loss per common share has been computed based upon the weighted average number of shares of common stock outstanding during the periods. The number of common shares issued in connection with the acquisition of Omega (226,470) have been considered outstanding shares for all periods. The number of shares used in the computation were 3,638,983 and 3,218,970 for the years ended December 31, 1999 and 1998, respectively. Diluted net loss per common share, assuming exercising of the warrants granted and convertible preferred stock, is not presented as the effect of conversion is anti-dilutive.

                                                                                          1999            1998
                                                                                          ----            ----
           Net Loss                                                                   $(1,677,583)   $   (492,814)
           Cumulative Preferred Stock Dividend                                            (17,717)       (104,167)
           Beneficial Conversion Preferred Stock Dividend                                (468,750)       (781,250)
                                                                                      -----------    ------------
           Net Loss Allocated to Common Stockholders                                  $(2,164,050)   $ (1,378,231)
                                                                                      ===========    ============


NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The respective carrying value of certain on-balance-sheet financial instruments approximated their fair value. These instruments include cash and cash equivalents, accounts receivable, line of credit and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments since they are short-term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

NOTE 18. SEGMENT INFORMATION

         The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in 1998 which changes the way the Company reports information about its operating segments.

         The Company has two reportable segments, zone cabling products and formed metal products. As discussed in Note 1, American Access, the parent company, markets zone cabling products which are manufactured by Omega. Omega manufactures formed metal products of varying designs for customers, including American Access.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 18. SEGMENT INFORMATION (Continued)

                                                            1999                                    1998
                                           ----------------------------------------  ------------------------------------
                                               Zone       Formed                        Zone       Formed
                                             Cabling       Metal                       Cabling      Metal
                                             Products     Products       Total         Products    Products      Total
                                             --------     --------       -----         --------    --------      -----
         Revenue from external customers    $1,364,842   $3,882,841    $5,247,683       $592,086  $4,344,118  $4,936,204
         Intersegment revenue                        -      580,787       580,787              -     234,496     234,496
         Investment revenue                    250,822            -       250,822         89,731           -      89,731
         Interest expense                       18,595            -        18,595          2,110     376,864     378,974
         Depreciation and amortization          95,324      203,840       299,164         14,701     241,458     256,159
         Income tax expense (credit)                                            -                    (36,000)    (36,000)
         Segment profit (loss)              (2,305,304)     558,271    (1,746,583)      (350,533)   (142,281)   (492,814)
         Segment assets                     $4,148,925   $2,649,687    $6,798,612     $3,858,092  $2,618,319  $6,476,411


NOTE 19. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                                          1999            1998
                                                                                          ----            ----
           Cash paid during the year for:
              Interest                                                                 $   19,260     $   139,257
                                                                                       ==========     ===========
              Income taxes                                                             $              $    25,500
                                                                                       ==========     ===========

           Non-Cash Investing and Financing Activities:
              Purchase of Genco assets (see Note 4)                                    $  443,256     $        -
                                                                                       ==========     ===========
              Conversion of 39,400 shares of preferred stock to
                 common (see Note 12)                                                  $3,940,000     $        -
                                                                                       ==========     ===========
              Exercise of 270,000 warrants in exchange for notes
                 receivable (see Note 2)                                               $2,160,000     $        -
                                                                                       ==========     ===========

NOTE 20. SUBSEQUENT EVENTS

         Joint Venture Agreement

             On January 26, 2000, the Company entered into a Joint Venture Agreement with Vulcan Microsystems and Grovegate Capital Partners, LLC. The Joint Venture was organized for the purpose of entering into the business of developing and marketing an e-based value added distributor of communications equipment.

             Pursuant to the Joint Venture agreement, the Company is obligated to provide the following in exchange for a 76% ownership interest in the Joint Venture.

             o Provide $395,000 of cash to fund operating costs within the first sixty days.

             o Issue 135,000 shares of Company common stock to Vulcan upon successful alpha testing.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 20. SUBSEQUENT EVENTS (Continued)

         Joint Venture Agreement (Continued)

             o Guarantee any contracts or obligations for ongoing commitments in connection with technology or management, not to exceed $25,000 per month.

             o Issue to Vulcan 1,000,000 three-year warrants to purchase Company common stock at $25 per share upon acceptance of the alpha site.

             Vulcan has the right to convert its 19% interest in the Joint Venture into Company common stock at any time through January 2005.

             Immediately following the Joint Venture agreement, the Company entered into a twelve-month technology consulting agreement with two principals of Vulcan, whereby they receive warrants to purchase 200,000 shares of Company common stock. These warrants are exercisable for cash only, at an exercise price of $10 per share for the first 180 days and an exercise price of $15 for the remainder of the one-year life, up to January 26, 2001.

         Proposed Equity Financing

             In 2000, the Company entered into a letter of understanding, whereby it has agreed to sell up to $15,000,000 of Company common stock in exchange for cash payments in monthly allotments of up to $1,150,000 with an initial allotment of $2,250,000. The sales price will be the lowest three day average bid price during the twenty-two days preceding the sales, less a discount of 8%.

             The Company will pay a 1% fee on the total at the initial purchase. In addition, there will be a 1% fee on each sale. The Company will pay all legal fees in excess of $10,000 and due diligence fees not to exceed $15,000.

         Stock Option Plan

             In February 2000, the Board of Directors of the Company (the "Board") authorized the 2000 Employee Stock Option Plan (the "Stock Option Plan") for those employees, consultants, and advisors (the "Participants") of the Company who, in the judgment of the Company are or will become responsible for the direction and financial success of the Company. The adoption of the Stock Option Plan has not yet been ratified by the stockholders. The purpose of the Stock Option Plan is to provide the Participants with an increased incentive to make significant contributions to the long-term performance and growth of the Company.

                AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 21. SIGNIFICANT FOURTH QUARTER ADJUSTMENTS

           Unadjusted net loss                                                                         $  281,000
                                                                                                       ----------
           Record stock-based compensation                                                                616,000
           Expense abandoned project development costs                                                    352,000
           Reclassify interest on stock subscription receivable to equity                                 120,000
           Deferred tax benefit                                                                           (69,000)
           Reverse demo units/samples included in sales                                                    52,000
           Record allowance for bad debts                                                                  61,000
           Record amortization of goodwill                                                                 51,000
           Correct cost of sales                                                                           73,000
           Other adjustments                                                                              141,000
                                                                                                       ----------
           Total 4th quarter adjustments                                                                1,397,000
                                                                                                       ----------
           Adjusted net loss                                                                           $1,678,000
                                                                                                       ==========

--------------------------------------------------------------------------------

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company.

--------------------------------------------------------------------------------

This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell or a solicitation of any offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date. Notwithstanding the foregoing, the Company has undertaken to amend this Prospectus in the event of any fundamental changes in the affairs of the Company.

TABLE OF CONTENTS
Prospectus Summary ........................................................
Risk Factors ..............................................................
Use of Proceeds ...........................................................
Market for Securities
Recent Financing
Dividend Policy
Management's Discussion and
Analysis of Results of Operation
and Financial Condition
Business ..................................................................
Management ................................................................
Indemnification ...........................................................
Certain Relationships and Related Transactions ............................
Security Ownership of Certain Beneficial
Owners and Management .....................................................
Description of Securities .................................................
Selling Shareholder
Plan of Distribution/Selling Security Holders .............................
Legal Matters .............................................................
Experts ...................................................................
Additional Information ....................................................
Index to Financial Statements .............................................

UNTIL ____________, 2000 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION DESCRIBED HEREIN, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS WITH RESPECT TO THE OFFERING HEREIN.

AMERICAN ACCESS
TECHNOLOGIES, INC.

PROSPECTUS

--------------------------------------------------------------------------------



PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

         Reference is hereby made to the provisions of Section 607.0850 of the Florida Business Corporation Act which provides for indemnification of directors and officers under certain circumstances.

         Reference is hereby made to Article IV of Registrant's Amended and Restated Articles of Incorporation which is filed as Exhibit 3(a).Item 25.

 Other expenses of issuance and distribution

            The following table sets forth the expenses in connection with the issuance and distribution of the securities offered hereby:

         ----------------------------------------------------------------------
         Registration Fee                                      $
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------
         Estimated Printing Expenses                           $
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------
         Estimated Legal Fees and Expenses                     $
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------
         Estimated Accounting Fees and Expenses                $
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------
         Estimated Blue Sky Fees and Expenses                  $
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------
         Estimated Transfer Agent Fees and Expenses            $
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------
         Estimated Misc.                                       $
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------
         Total                                                 $
         ----------------------------------------------------------------------


Item 26. Recent sales of unregistered securities.

            The following provides information of all sales of outstanding stock which were not registered under the Securities Act of 1933 during the last three years.

                   On November 11, 1998 the company completed purchase of all the issued common stock of Omega Metals, Inc. from two persons. The company utilizes Omega Metals, Inc. as its source of most of its manufactured products. The transaction included an exchange of 226,470 restricted common stock shares being issued, pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933.

         During October-December 1998, the Company issued 50,000 shares of 10% Series A Senior Convertible Preferred Stock with net proceeds of approximately $4,262,180. The securities underlying the Preferred shares were registered on April 6, 1999, File No. 333-68791 under Rule 424(e). As of April 31, 2000, all preferred shares have been converted and sold in the open market.

         On April 10, 1999 the company issued 750,000 stock purchase warrants to officers of the company. The warrants are exercisable at $22 per share and expire July 1, 2004. Also on April 10, the Company issued 104,000 warrants exercisable for common stock at $23 per share, and issued in conjunction with a settlement negotiated with holders of Preferred shares pursuant to a transaction by the Company. 100,000 warrants at $25 per share that had been issued to Merrill Weber & Co., for its involvement in the private placement for preferred shareholders, were reduced to $23 for assisting in negotiations in the above matter. These warrants expire June 3, 2004. Also on April 10, the Board authorized 85,000 warrants at an exercise price of $25, to be awarded to outside directors and investment bankers and to expire July 1, 2004.

            The Company on September 8, 1999 issued 100,000 $11 warrants to purchase common stock to investment bankers M.S. Farrell & Co., and which expire September 8, 2004. On May 26, 2000, the warrants issued were repriced at $4.75.

         Gunn Allen Financial was issued 100,000 three-year warrants on November 15, 1999. The exercise prices are 5,000 shares at $6.375; 15,000 shares at $7.20 per share; 50,000 shares at 9.50 per share; and 30,000 shares at $11.25 per share.

         On January 10, 2000, the company authorized a directors' stock option plan and an employees' stock option plan. Shares under the plan are calculated at the closing price on that day, which was $5.67. The employee plan includes 500,000 shares to be dispensed by the Compensation Committee. The directors' plan includes 300,000 set aside to award directors 50,000 each year plus 10,000 for chairing a Board committee and 5,000 for serving on a committee. In 2000, 295,000 options were awarded to directors. Both plans are awaiting shareholders' approval.

         On January 26, 2000 the company issued 200,000 warrants to purchase common stock to Erik Gray and Bill Wetmore, as consultants in connection with the services related to assessing the company's e-business opportunities. The warrants are exercisable at $10 per share up to and including 180 days from issuance and thereafter at $15 per share until expiration one year from the date of issuance. The securities underlying the warrants were subsequently registered with the Securities and Exchange Commission on a Form S-8.

         On May 2, 2000, the Company entered into a Stock Purchase Agreement with Crescent International Ltd We issued 406,278 shares of common stock for $1,900,000 and two (2) warrants to purchase common stock pursuant to Rule 506 of Regulation D under the Securities Act of 1933. ..

         On May 26, 2000 the Company renewed its agreement for investment banking services with M.S. Farrell & Co., agreeing to issue 300,000 warrants to purchase the company's common stock at exercise prices of $4.75, $ 6.00 and $10.00.

         All of such securities were not solicited by advertising or any general solicitation and, except such securities issued pursuant to Rule 504, contain a restrictive legend.

Item 25. Exhibits.

Exhibit No.       Description
----------        -----------

3.1 Restated Article of Incorporation of the Registrant (Incorporated by reference to Exhibit 3(b) to Amendment No. 1 to Registrant's Registration Statement on Form SB-2 - File No. 333-43589).

3.2 Bylaws of the Registrant (Incorporated by reference to Exhibit 3(b) to Amendment No. 1 to Registrant's Registration Statement on Form SB-2 - File No. 333-43589).

3(e) Articles of Amendment to Articles of Incorporation (Incorporated by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10Q-SB for quarter ended September 30, 1998).

5.1   Opinion of counsel *

o 8.1 Composite Exhibit of Stocking Distributor Agreements with Anixter, Inc. State Electric Supply Company, and DataCom, Inc. (Incorporated by Reference to Exhibit 8.2 to Amendment 1 to Registrant's Registration Statement on Form SB-2 - File No. 333-43589).
o 8.2 Composite Exhibit of Management Agreements with Vic Murray and Sons, Steve R. Jones, Steven K. Robinson and Nacex, Inc. Inc (Incorporated by Reference to Exhibit 8.5 to Amendment No. 1 to Registrant's Registration Statement of Form SB-2 - File No. 333-43589).
o 8.3 Consulting Agreement dated August 28, 1997 between Registrant and Steve R. Jones. (Incorporated by Reference to Exhibit 8.6 to Amendment 1 to Registrant's Registration Statement of Form SB-2 - File No. 333-43589).
o     8.4 Management Termination Agreement dated December 9, 1997 between Steven
      K. Robinson and Registrant. (Incorporated by Reference to Exhibit 8.7 to Amendment 1 to Registrant's Registration Statement of Form SB-2 - File No. 333-43589).
o 8.5 Purchase Agreement dated October 21, 1996 between Registrant and Victor E. Murray. (Incorporated by Reference to Exhibit 8.8 to Amendment 1 to Registrant's Registration Statement of Form SB-2 - File No. 333-43589).
o     8.6 Promissory Note dated December 2, 1996. (Incorporated by Reference to
      Exhibit 8.9 to Amendment 1 to Registrant's Registration Statement of Form SB-2 - File No. 333-43589).
o 8.7 Agreement and Plan of Reorganization dated November 11, 1998 relating to the acquisition of Omega Metals, Inc. (Incorporated by Reference to Exhibit 2.1 to Registrant's Form 10QSB for the Quarter ended September 30, 1998.)
o 8.8 Employment Agreements between Omega Metals, Inc. and John Presley and Erik Wiisanen. (Incorporated by Reference to Exhibit 8.12 to Amendment 1 to Registrant's Registration Statement of Form SB-2 - File No. 333-68791).
o 8.9 Letter of Intent to Purchase additional land from Troy Fornshell and Anna Fornshell. (Incorporated by Reference to Exhibit 8.13 to Amendment 1 to Registrant's Registration Statement of Form SB-2 - File No. 333-68791).
o 8.10 Consulting Agreement with Erik Gray and Bill Wetmore. (Incorporated by Reference to Form 8-K as filed on February 11, 2000.)
o 8.11 Joint Venture Letter Agreement with Vulcan Microsystems. (Incorporated by Reference to Form 8-K as filed on February 11, 2000.)
o     8.12 Employee 2000 Stock Option Plan.
o     8.13 Directors 2000 Stock Option Plan.
o 8.14 Stock Purchase Agreement, dated May 2, 2000 between Registrant and Crescent International, Ltd. ((Incorporated by reference to the Company Form 10-KSB for fiscal year 1999, filed May 16, 2000)
o 8.15 Early Put Warrant, dated May 2, 2000 between Registrant and Crescent International, Ltd. ((Incorporated by reference to the Company Form 10-KSB for fiscal year 1999, filed May 16, 2000)
o 8.16 Incentive Warrant, dated May 2, 2000 between Registrant and Crescent International, Ltd. ((Incorporated by reference to the Company Form 10-KSB for fiscal year 1999, filed May 16, 2000)
o 8.17 Registration Rights Agreement, dated May 2, 2000 between Registrant and Crescent International, Ltd. ((Incorporated by reference to the Company Form 10-KSB for fiscal year 1999, filed May 16, 2000)

11.1 Statement Re: Computation of Net Loss per Common Share. (Incorporated by reference to the Company Form 10-KSB for fiscal year 1999, filed May 16,
      2000)


23    Consent of counsel is contained in Exhibit 5.1

23.1  Consent of Independent Certified Public Accountants.



27.0 Financial Data Schedule.(Incorporated by reference to Exhibit 27.0 Form 10-KSB for fiscal year 1999, filed on April 20, 2000 and Form 10-QSB for the quarter ended March 31, 2000 filed on May 15, 2000).

* to be filed by amendment.

Item 26. Undertakings.

            1.) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

o To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
o To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
o To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.
o To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.) That for the purpose of determining any liability under the Securities Act of 1935, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

3.) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Lake Mary and State of Florida on May 22, 2000.

AMERICAN ACCESS TECHNOLOGIES, INC.

By /s/ John Presley
------------------------------------------
President/ principal executive officer

            In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature                                    Title                                  Date
---------                                    -----                                  ----
By /s/ John Presley                          President and Director, Principal      May 22, 2000
---------------------------------------      Executive Officer
John Presley


By /s/ John Cooney                           Director                               May 22, 2000
----------------------------------------
John Cooney


By /s/ Bobby E. Story                        Treasurer, Principal Accounting        May 22, 2000
----------------------------------------     Officer, Director
Bobby E. Story


By /s/ Erik Wiisanen                         Director                               May 22, 2000
----------------------------------------
Erik Wiisanen


By/s/ Oscar de la Guardia                    Director                               May 22, 2000
----------------------------------------
Oscar de la Guardia




                                      II-5